SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                            Critical Home Care, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $ .25 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   22674W108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Thomas F. Miller
                         Kerr, Russell and Weber, PLC.,
                            500 Woodward Ave.,#2500,
                                Detroit, MI 48226
                                 (313) 961-0200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22674W108                   13D                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lawrence Kuhnert

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00 -- Securities acquired in connection with statutory merger (see Item 3).

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    8,520,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    8,520,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


8,920,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


11.6
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22674W108                   13D                   Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

Title of Security:  Common Stock
Issuer:             Critical Home Care, Inc.
                    762 Summa Avenue
                    Westbury, NY  112590
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)     Lawrence Kuhnert

     (b)     26777 Central Park Blvd., Suite #200, Southfield, Michigan  48076

     (c)     Chairman and Chief Executive Officer, Critical Home Care, Inc.

     (d)     No

     (e)     No

     (f)     United States

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The securities were acquired in connection with a statutory merger pursuant to an Agreement and Plan of Merger by and among the Issuer, CHC Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, RKDA, Inc., a Michigan corporation, John E. Elliott, Lawrence Kuhnert and David Bensol (the "Merger"). The Merger became effective as of May 10, 2004. The reporting person's shares in Critical Home Care, Inc. were received in exchange for shares previously held by the reporting person in RKDA, Inc.


________________________________________________________________________________
Item 4.  Purpose of Transaction.

As described above in Item 3, the purpose of the transaction was to merge the Issuer, CHC Sub, Inc. and RKDA, Inc. Following the transaction, the reporting person may at some point consider a plan or proposal that would involve further acquisition by other persons of securities of the Issuer. Pursuant to the terms of the transaction, certain directors of the Issuer resigned and were replaced by John Elliott, II and Lawrence Kuhnert. Messrs. Elliott and Kuhnert also have the right under the terms of the transaction to name a fifth director if they choose to do so.

Except as otherwise described herein, the reporting person has no further plans or proposals as of the date hereof which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.


a. The reporting person is the owner of 8,920,000 shares (or 11.6%) of authorized issued and outstanding common stock of the Issuer. This ownership includes 400,000 shares of common stock issuable upon exercise of warrants presently exercisable until May 4, 2011, issued as part of the consideration to the RKDA shareholders under the Merger. The 8,920,000 shares also includes 4,000,000 shares which are being held in escrow and are subject to partial or complete forfeiture to the Issuer if RKDA, Inc. (a wholly-owned subsidiary of the Issuer) and certain of RKDA, Inc.'s subsidiaries, do not achieve certain financial results for the twelve month periods ending March 31, 2006 and March 31, 2007, all as more particularly described in Section 2.2 of the Merger Agreement and the Escrow Agreement, both of which are attached hereto. Also in connection with the Merger, the reporting person was granted options to acquire up to 4,000,000 shares of voting common stock of the Issuer, at $.25 per share. The options shall remain unvested, however, until the occurrence of certain events specified in the attached Stock Option Agreement.1 The aggregate amount of beneficial ownership (reported above and at Line 11 of the cover page) does not include these options. Beneficial ownership of the options is disclaimed because the options are not vested and are not yet exercisable.

1 Pursuant to the Stock Option Agreement the reporting person was granted six
(6) separate options to acquire up to four million (4,000,000) shares of voting common stock of the Issuer as set forth below.

                                NUMBER OF SHARES SUBJECT TO THE OPTION

       Option #1                                  500,000
       Option #2                                  500,000
       Option #3                                  500,000
       Option #4                                  500,000
       Option #5                                1,000,000
       Option #6                                1,000,000

The Options may not be exercised until such time that the Options become vested. Pursuant to the Stock Option Agreement, the Options shall vest, and may be exercised by the reporting person, as follows:

                     Option #1                 If the Company's Adjusted
                                               EBITDA for fiscal year 2006 is
                                               equal to or exceeds Ten Million
                                               Seven Hundred Thousand
                                               ($10,700,000) Dollars, then
                                               Option #1 shall immediately vest
                                               in its entirety.

                     Option #2                 If the Company's Adjusted
                                               EBITDA for fiscal year 2006 is
                                               equal to or exceeds Eleven
                                               Million ($11,000,000) Dollars,
                                               then Option #2 shall immediately
                                               vest in its entirety.

                     Option #3                 If the Company's Adjusted
                                               EBITDA for fiscal year 2007 is
                                               equal to or exceeds Thirteen
                                               Million Five Hundred Thousand
                                               ($13,500,000) Dollars, then
                                               Option #3 shall immediately vest
                                               in its entirety.

                     Option #4                 If the Company's Adjusted
                                               EBITDA for fiscal year 2007 is
                                               equal to or exceeds Fourteen
                                               Million ($14,000,000) Dollars,
                                               then Option #4 shall immediately
                                               vest in its entirety.

                     Option #5                 If the Company's Adjusted
                                               EBITDA for fiscal year 2008 is
                                               equal to or exceeds Seventeen
                                               Million Five Hundred Thousand
                                               ($17,500,000) Dollars, then
                                               Option #5 shall immediately vest
                                               in its entirety.

                     Option #6                 If the Company's EBITDA for
                                               fiscal year 2008 is equal to or
                                               exceeds Eighteen Million Five
                                               Hundred Thousand ($18,500,000)
                                               Dollars, then Option #6 shall
                                               immediately vest in its entirety.

The Stock Option Agreement further states that all unvested Options shall immediately vest and be fully exercisable by the reporting person if (1) the reporting person's employment with the Issuer is terminated by the Issuer for any reason other than for cause; (2) the reporting person terminates his employment with the Issuer for good reason; or (3) the Issuer undergoes a change of control.

CUSIP No. 22674W108                   13D                   Page 4 of 5 Pages


b.         Sole Voting Power: 8,520,000
           Shared Voting Power: 0
           Sole Dispositive Power: 8,520,000
           Shared Dispositive Power: 0

c. Effective May 10, 2004, the reporting person acquired 8,920,000 shares of common stock of the Issuer in connection with the Merger. See Item 3. On the same date, the reporting person was also issued warrants to acquire an additional 400,000 shares of common stock. The warrants are presently exercisable until May 4, 2011 at $.50 per share. Also in connection with the Merger, the reporting person was granted options to acquire up to 4,000,000 shares of voting common stock of the Issuer, at $.25 per share, which become vested upon the occurrence of specific events (see attached Stock Option Agreement).

d.         Not applicable.

e.         Not applicable.

______________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting person entered into a voting agreement with John E. Elliott, II, David Bensol, Bradley Smith and certain shareholders of the Issuer in connection with the transaction. The voting agreement is attached as an exhibit.

As disclosed above in Item 5, 4,000,000 shares of the reporting person are currently being held in escrow and are subject to forfeiture under the terms of
Section 2.2 of the Merger Agreement and Escrow Agreement, attached hereto.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

a. Agreement and Plan of Merger

b. Voting Agreement

c. Warrant Agreement

d. Stock Option Agreement

e. Escrow Agreement
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  May 17, 2004
                                        ----------------------------------------
                                                         (Date)


                                                   /s/ Lawrence Kuhnert
                                        ----------------------------------------
                                                       (Signature)


                                          President and Chief Operating Officer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Attachment A

          ------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  By and Among

                                   RKDA, Inc.

                                  CHC Sub, Inc.

                            Critical Home Care, Inc.

                               John E. Elliott, II

                                Lawrence Kuhnert

                                       and

                                  David Bensol

          ------------------------------------------------------------


                                TABLE OF CONTENTS

ARTICLE I THE MERGER.............................................................................................1

    1.1      The Merger..........................................................................................1
    1.2      Effective Time......................................................................................2
    1.3      Effects of the Merger...............................................................................2
    1.4      Articles of Incorporation and By-laws...............................................................2
    1.5      Directors...........................................................................................2
    1.6      Officers............................................................................................2
    1.7      Exchange and Conversion of the Capital Stock of the Company and Acquisition Subsidiary..............2
    1.8      Exchange Procedure..................................................................................3


ARTICLE II MERGER EXCHANGE AND RELATED MATTERS...................................................................3

    2.1      The Merger Exchange.......... .......................................................................3
    2.2      Escrow of Parent Common Stock Received by Shareholders..............................................4
    2.3      Escrow of Parent Company Stock Owned by Bensol......................................................5
    2.4      Parent Private Placement............................................................................6
    2.5      Additional Agreements Relative to Merger............................................................7


ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY........................................................7

    3.1      Organization; Good Standing.........................................................................7
    3.2      Capitalization; Title to Shares.....................................................................8
    3.3      Company Subsidiaries................................................................................8
    3.4      Authority Relative to this Agreement................................................................8
    3.5      Consents and Approvals; No Violations...............................................................9
    3.6      Absence of Undisclosed Liabilities..................................................................9
    3.7      Absence of Certain Changes or Events...............................................................10
    3.8      Corporate Minute Books; Bank Accounts..............................................................10
    3.9      Taxes..............................................................................................10
    3.10     Litigation.........................................................................................10
    3.11     Compliance with Laws...............................................................................10
    3.12     Disclosure.........................................................................................10
    3.13     Arcadia Services, Inc..............................................................................10



ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS...................................................11

    4.1      Title..............................................................................................11
    4.2      Authority Relative to this Agreement...............................................................11
    4.3      Consents and Approvals; No Violations..............................................................11
    4.4      Litigation.........................................................................................12
    4.5      Securities Law Matters.............................................................................12



ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUBSIDIARY...................................13

    5.1      Organization; Good Standing........................................................................13
    5.2      Capitalization; Title to Shares....................................................................13
    5.3      Subsidiaries.......................................................................................14
    5.4      Authority Relative to this Agreement...............................................................14
    5.5      Consents and Approvals; No Violations..............................................................14
    5.6      Financial Statements...............................................................................15
    5.7      Absence of Undisclosed Liabilities.................................................................15
    5.8      Absence of Certain Changes or Events...............................................................16
    5.9      Contracts..........................................................................................17
    5.10     Real Property......................................................................................18
    5.11     Machinery and Equipment............................................................................19
    5.12     Inventories........................................................................................19
    5.13     Accounts Receivable................................................................................19
    5.14     Intellectual Property Rights.......................................................................20
    5.15     Licenses...........................................................................................20
    5.16     Title to Assets....................................................................................20
    5.17     Corporate Minute Books; Bank Accounts..............................................................20
    5.18     Taxes..............................................................................................21
    5.19     Employees; Benefit Plans...........................................................................23
    5.20     Insurance..........................................................................................25
    5.21     Litigation.........................................................................................25
    5.22     Compliance with Laws...............................................................................26
    5.23     Safety Standards...................................................................................26
    5.24     Product Liability; Product Recalls.................................................................26
    5.25     Warranties.........................................................................................27
    5.26     Dealer Network; Rebates and Refunds................................................................27
    5.27     Environmental Matters..............................................................................27
    5.28     Disclosure.........................................................................................29


ARTICLE VI CERTAIN AGREEMENTS AMONG THE PARTIES FOLLOWING THE CLOSING...........................................29

    6.1      Books and Records..................................................................................29
    6.2      Governance.........................................................................................29
    6.3      Release of Personal Guarantees.....................................................................30

ARTICLE VII CLOSING.............................................................................................30

    7.1      Closing Date.......................................................................................30
    7.2      Deliveries by the Company and the Shareholders.....................................................30
    7.3      Deliveries by Parent and Acquisition Subsidiary....................................................30
    7.4      Further Assurances.................................................................................32

ARTICLE VIII SURVIVAL; INDEMNIFICATION..........................................................................32

    8.1      Survival Past Closing..............................................................................32
    8.2      Indemnification by the Shareholders................................................................32
    8.3      Indemnification by Parent and Company..............................................................33
    8.4      Indemnification Procedures.........................................................................33
    8.5      Bensol Indemnification.............................................................................34

ARTICLE IX FINDER'S FEES........................................................................................35

ARTICLE X NOTICES...............................................................................................35

ARTICLE XI MISCELLANEOUS........................................................................................37

    11.1     Expenses...........................................................................................37
    11.2     Entire Agreement...................................................................................37
    11.3     Amendments and Waivers.............................................................................37
    11.4     Successors and Assigns.............................................................................37
    11.5     Governing Law......................................................................................37
    11.6     Severability.......................................................................................38
    11.7     No Third-Party Beneficiaries.......................................................................38
    11.8     Attorneys' Fees....................................................................................38
    11.9     Remedies...........................................................................................38
    11.10    Captions...........................................................................................38
    11.11    Counterparts.......................................................................................38
    11.12    Certain References.................................................................................38


    11.13    Interpretation.....................................................................................39
    11.14    Consent to Jurisdiction............................................................................39
    11.15    Material Adverse Effect............................................................................39

                          AGREEMENT AND PLAN OF MERGER

          THIS AGREEMENT AND PLAN OF MERGER is made and entered into this 7th day of May, 2004 (this "AGREEMENT") by and among: Critical Home Care, Inc., a Nevada corporation ("PARENT"); CHC Sub, Inc., a Delaware corporation ("ACQUISITION SUBSIDIARY"); RKDA, Inc., a Michigan corporation (the "COMPANY"); John E. Elliott, II ("Elliott"); Lawrence R. Kuhnert ("Kuhnert") and David Bensol ("Bensol"). Elliott and Kuhnert are sometimes hereinafter referred to individually as "Shareholder" and collectively as "Shareholders".

                                    RECITALS

           WHEREAS, the Company and Company Subsidiaries are engaged in the business (the "BUSINESS") of home care, professional healthcare staffing services and light individual staffing services.

           WHEREAS, the Board of Directors of Company and Parent have determined that it is in the best interests of their respective companies and shareholders to merge the Acquisition Subsidiary with and into the Company, subject to the terms and subject to the conditions set forth in this Agreement;

           WHEREAS, the Shareholders own, of record and beneficially, all of the issued and outstanding shares of Company's voting, no par value, common stock (the "Company Common Stock"), and, subject to the terms and conditions of this Agreement, the Shareholders have agreed, in their capacity as Shareholders, to enter into this Agreement and consummate the transactions contemplated hereby; and

           WHEREAS, Bensol owns a substantial equity interest in Parent and, to induce the Company and Shareholders to enter into this Agreement, Bensol has agreed to relinquish ownership of some of the shares in Parent and to certain other matters related to his employment with, and ownership of equity in, Parent.

                                    AGREEMENT

           NOW, THEREFORE, in consideration of the promises and the mutual agreements, covenants, representations and warranties herein contained, the parties hereto agree as follows:

                                   ARTICLE I
                                   THE MERGER

          1.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL") and the Michigan Business Corporation Act (the "MBCA"), at the Effective Time (as defined below) Acquisition Subsidiary will be merged with and into the Company, Acquisition Subsidiary's separate corporate existence will cease, and the Company will continue as the surviving company and as a wholly-owned subsidiary of Parent (THE "MERGER").

          1.2 EFFECTIVE TIME. The parties shall prepare, execute and deliver articles of merger, a certificate of merger and/or other appropriate documents necessary to effectuate the Merger (in any such case, the "ARTICLES OF MERGER") in accordance with the relevant provisions of the DGCL and MBCA and file same with the Secretaries of State of the State of Delaware and the State of Michigan. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Michigan or at such subsequent time or date as Parent and the Company shall agree and specify in the Articles of Merger. The time at which the Merger becomes effective is referred to in this Agreement as the "EFFECTIVE TIME".

          1.3 EFFECTS OF THE MERGER. At and after the Effective Time, the Company shall succeed to and possess, without further act or deed, all of the estate, rights, privileges, powers and franchises, both public and private, and all of the property, real, personal, and mixed, of the Acquisition Subsidiary; all debts due to the Acquisition Subsidiary shall be vested in the Company; all claims, demands, property, rights, privileges, powers and franchises and every other interest of the Acquisition Subsidiary shall be as effectively the property of the Company as they were of the Acquisition Subsidiary. The parties intend for the Merger to qualify as a tax-free reorganization under ss.368(a) of the Internal Revenue Code of 1986, as amended ("Code") and agree not to knowingly take any action or enter into any transaction prior to or following the Closing that results in the Merger not meeting the requirements of a reorganization under ss.368(a) of the Code by final action of the IRS that is not subject to appeal.

          1.4 ARTICLES OF INCORPORATION AND BY-LAWS.

                    a. The Articles of Incorporation, as amended, of the Company, as in effect immediately prior to the Effective Time, shall continue in full force and effect without modification until thereafter changed or amended as provided therein or by applicable law.

                    b. The By-laws of the Company, as in effect immediately prior to the Effective Time, shall continue in full force and effect without modification until thereafter changed or amended as provided therein or by applicable law.

          1.5 DIRECTORS. The directors of the Company immediately prior to the Effective Time shall continue as the directors of the Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

          1.6 OFFICERS. The officers of the Company immediately prior to the Effective Time shall continue as officers of the Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

          1.7 EXCHANGE AND CONVERSION OF THE CAPITAL STOCK OF THE COMPANY AND ACQUISITION SUBSIDIARY. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Company, Parent or Acquisition Subsidiary:

                    a. SHARES OF ACQUISITION SUBSIDIARY. Each issued and outstanding share of Acquisition Subsidiary shall be converted into and shall become one validly issued, fully paid and nonassessable share of the Company.

                    b. CONVERSION OF THE COMPANY COMMON STOCK. All of the shares of the Company Common Stock issued and outstanding immediately prior to the Effective Time shall be exchanged for shares of voting common stock, $.001 par value, of the Parent (the "PARENT COMMON STOCK") in the Merger Exchange described in Section 2.1.

          1.8 EXCHANGE PROCEDURE.

                    a. EXCHANGE PROCEDURE. At the Effective Time, all then outstanding shares of Company Common Stock shall be exchanged for the Parent Common Stock as described in Section 2.1. At Closing, each Shareholder shall surrender to Company a certificate or certificates that immediately prior to Closing and the Effective Time represented all such Shareholder's shares in the Company (a "CERTIFICATE"). At the Effective Time, and upon surrender of a Certificate to Parent for exchange, the Shareholder shall be entitled to receive and shall receive in exchange therefor stock certificates of Parent in the amount of Parent Common Stock described in and determined pursuant to Sections 2.1.

                    b. NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All Parent Common Stock issued in exchange for, and upon the surrender of, a Certificate in accordance with the terms of this Article I shall be deemed to have been exchanged in full satisfaction of all rights of Shareholder pertaining to the Certificate and to the shares of Company Common Stock formerly represented by such Certificate.

                                   ARTICLE II
                       MERGER EXCHANGE AND RELATED MATTERS

                    2.1 THE MERGER EXCHANGE.

                    a. DETERMINATION OF MERGER EXCHANGE. The total amount of Parent Common Stock to be exchanged (the "MERGER EXCHANGE") for all of the shares of Company Common Stock shall be Twenty One Million Three Hundred Thousand (21,300,000) shares. The Parent Common Stock issued to Shareholders shall be validly issued, fully paid, and non-assessable shares of Parent Common Stock, and shall have the same rights as each and every other share of authorized Parent Common Stock, including, without limitation, voting rights and dividend rights. In addition to the Parent Common Stock received pursuant to the Merger Exchange, the Shareholders shall receive warrants to purchase on a cashless basis one million (1,000,000) shares of Parent Company Stock exercisable for seven (7) years at $.50 per share ("Warrants"). The Warrants shall be evidenced by an agreement in the form attached hereto as Exhibit 2.1a.

                    b. CALCULATION OF THE MERGER EXCHANGE. On the Effective Date, each Shareholder of the Company shall receive in exchange for all of the Company Common Stock owned by each Shareholder the number of shares of Parent Common Stock and Warrants set forth on Schedule 2.1b.

                    c. SECURITIES REGISTRATION. The Parent Common Stock received pursuant to the Merger Exchange shall not have been registered under applicable Federal or State securities laws. Each Shareholder will receive Parent Common Stock in a private placement exempt from registration under applicable provisions of the Securities Act of

         1933, as amended ("SECURITIES ACT"), and regulations thereunder, and Nevada and Michigan securities laws. Accordingly, such shares shall be "legended," will be restricted securities as defined in Rule 144 under the Securities Act, and the recipient's resale of the Parent Common Stock will be governed by, among other provisions, SEC Rule 144, this Agreement and by Parent's Policy on Securities Trades by Company Personnel (as applicable), a copy of which has been furnished to or has been made available to Shareholders. A Shareholder shall not sell his or her Parent Common Stock without registration for resale (as set forth herein or otherwise) under the Securities Act and any applicable Blue Sky laws, or unless an exemption from registration is available and the Shareholder has provided to Parent an opinion of counsel satisfactory to the Parent that such registration is not required in connection with any such TRANSACTION. Parent agrees in good faith to use best efforts to file and to cause to become effective (at the times provided in Exhibit 2.1c.) registration statements under the Securities Act registering all Parent Common Stock and Warrants then held by each of the Shareholders for public re-sale, in accordance with the terms of
         EXHIBIT 2.1C. (the "REGISTRATION RIGHTS"). Each Shareholder shall cooperate in all respects with the reasonable requests of Parent to effect such registration and shall comply with the provisions of the Registration Rights applicable to Shareholders. Parent shall likewise comply with the provisions of the Registration Rights applicable to it. All Parent Common Stock and Warrants issued pursuant to this Article II shall be registered for resale within six (6) months from the Closing Date.

          2.2 ESCROW OF PARENT COMMON STOCK RECEIVED BY SHAREHOLDERS. Elliott and Kuhnert agree to escrow a total of 10,000,000 shares of Parent Common Stock received by them in connection with the Merger, on a pro rata basis ("Escrow Shares"). The Escrow Shares shall be released from escrow upon the Company meeting the following milestones:

                    a. FISCAL 2006 EBITDA. Fifty percent (50%) of the Escrow Shares will be released within thirty (30) days following the completion of the audit for the twelve (12) month period ending March 31, 2006 ("FISCAL 2006") if the Company meets an "Adjusted EBITDA" of $9.7 Million for Fiscal 2006. "Adjusted EBITDA" for purposes of this
          Section 2.2 shall be determined as set forth in Schedule 2.2a.

                    b. FISCAL 2007 EBITDA. The remaining fifty percent (50%) of the Escrow Shares will be released from escrow upon Company meeting Adjusted EBITDA of $12.5 Million for the twelve (12) month period ending March 31, 2007 ("FISCAL 2007").

                    c. ALTERNATIVE RELEASE OF ESCROW SHARES. As an alternative to the release of Escrow Shares set forth in the previous two Subsections, all Escrow Shares shall be released in 2007, within thirty (30) days of completion of the audit for Fiscal 2007, if Company obtains a combined Adjusted EBITDA for Fiscal 2006 and Fiscal 2007 of $22.2 Million or greater.

                    d. DEBT TO EBITDA RATIO. For any of the Escrow Shares to be released pursuant to Subsections 2.2a. or 2.2b., the Debt (as defined on Schedule 2.2d.) to Adjusted EBITDA ratio for the Company must be
          2.00 or less for Fiscal 2006, and 2.00 or less for Fiscal 2007. For this purpose, Debt shall only include the outstanding debt obligations owed by the Company (and its subsidiaries on a consolidated basis) to Comerica Bank (or its successor).

                    e. FAILURE TO REACH ADJUSTED EBITDA NUMBERS. If Company fails to reach the Adjusted EBITDA numbers set forth in Subsections 2.2a. and 2.2b., then, subject to Subsection 2.2f., the Shareholders will forfeit in 2007 the applicable amount of Escrow Shares within sixty (60) days of completion of the audit for Fiscal 2007, unless the provisions of Subsection 2.2c. apply.

                    f. ADDITIONAL MEANS OF OBTAINING ESCROW SHARES. Notwithstanding anything in this Agreement or otherwise to the contrary, Elliott and Kuhnert will receive, on a pro rata basis, 2,000,000 of the Escrow Shares if Parent's Common Stock price on the NASD OTC Bulletin Board (or any other exchange) at any time between the Closing Date and sixty (60) days after completion of the audit for Fiscal 2007 is either (i) at least one dollar ($1.00) per share for thirty (30) consecutive trading days; or (ii) the average closing price for any forty-five (45) consecutive trading days is at least one dollar ($1.00) per share. This provision shall apply even if the Adjusted EBITDA targets and Debt to Adjusted EBITDA ratios discussed above are not met in Fiscal 2006 and/or Fiscal 2007.

                    g. RIGHTS WITH RESPECT TO ESCROW SHARES WHILE IN ESCROW. Notwithstanding anything contained in this Agreement to the contrary,
          (i) all of the Escrow Shares shall constitute issued and outstanding shares of Parent Common Stock, (ii) the Shareholders shall be entitled to receive immediately (and not paid into escrow) any dividends payable with respect to the Escrow Shares in the same manner as if such Escrow Shares were not subject to this Agreement and (iii) the Shareholders of the Escrow Shares (or their authorized agent) shall have the right to vote the Escrow Shares on all matters required by law to be submitted or are otherwise submitted to the vote of the shareholders of the Parent in the same manner as if such Escrow Shares were not subject to this Agreement.

          2.3 ESCROW OF PARENT COMPANY STOCK OWNED BY BENSOL. Bensol agrees to escrow a total of 2,000,000 shares of Parent Common Stock owned by him as of the Closing ("Bensol Escrow Shares"). The Bensol Escrow Shares shall be released from escrow upon the Parent meeting the following milestones:

                    a. FISCAL 2006 EBITDA. Fifty percent (50%) of the Bensol Escrow Shares will be released within thirty (30) days following the completion of the audit for the twelve (12) month period ending March 31, 2006 ("FISCAL 2006") if the Parent meets an "EBITDA" of $9.7 Million for Fiscal 2006. "EBITDA" for purposes of this Section 2.3 shall be determined as set forth in Schedule 2.3a.

                    b. FISCAL 2007 EBITDA. The remaining fifty percent (50%) of the Bensol Escrow Shares will be released from escrow upon Parent meeting EBITDA of $12.5 Million for the twelve (12) month period ending March 31, 2007 ("FISCAL 2007").

                    c. ALTERNATIVE RELEASE OF BENSOL ESCROW SHARES. As an alternative to the release of Bensol Escrow Shares set forth in the previous two Subsections, all of the Bensol Escrow Shares shall be released in 2007, within thirty (30) days of completion of the audit for Fiscal 2007, if Parent obtains a combined EBITDA for Fiscal 2006 and Fiscal 2007 of $22.2 Million or greater.

                    d. DEBT TO EBITDA RATIO. For any of the Bensol Escrow Shares to be released pursuant to Subsections 2.3a. or 2.3b., the Parent Debt (as defined on Schedule 2.3d.) to EBITDA ratio for the Parent must be
          2.00 or less for Fiscal 2006, and 2.00 or less for Fiscal 2007. For this purpose, Debt shall only include the outstanding debt obligations owed by Parent and each of its subsidiaries (on a consolidated basis) to Comerica Bank.

                    e. FAILURE TO REACH EBITDA NUMBERS. If Parent fails to reach the EBITDA numbers set forth above in this Section 2.3, then, subject to Subsection 2.3f., Bensol will forfeit in 2007 the applicable amount of Bensol Escrow Shares within sixty (60) days of completion of the audit for Fiscal 2007, unless the provisions of Subsection 2.3c. apply.

                    f. ADDITIONAL MEANS OF OBTAINING BENSOL ESCROW SHARES. Notwithstanding anything in this Agreement or otherwise to the contrary, Bensol will receive 400,000 of the Bensol Escrow Shares if Parent's common stock price on the NASD OTC Bulletin Board (or any other exchange) at any time between the Closing Date and sixty (60) days after completion of the audit for Fiscal 2007 is either (i) at least one dollar ($1.00) per share for thirty (30) consecutive trading days; or (ii) the average closing price for any forty-five (45) consecutive trading days is at least one dollar ($1.00) per share. This provision shall apply even if the EBITDA targets and Debt to EBITDA ratios discussed above are not met in Fiscal 2006 and/or Fiscal 2007.

                    g. RIGHTS WITH RESPECT TO BENSOL ESCROW SHARES WHILE IN ESCROW. Notwithstanding anything contained in this Agreement to the contrary, (i) all of the Bensol Escrow Shares shall constitute issued and outstanding shares of Parent Common Stock, (ii) Bensol shall be entitled to receive immediately (and not paid into escrow) any dividends payable with respect to the Bensol Escrow Shares in the same manner as if such shares were not subject to this Agreement; and (iii) Bensol (or his authorized agent) shall have the right to vote the Bensol Escrow Shares on all matters required by law to be submitted or are otherwise submitted to the vote of the shareholders of the Company in the same manner as if such Escrowed Shares were not subject to this Agreement, provided that, all of the Bensol Escrow Shares shall be subject to the Voting Agreement (as hereinafter defined).

          2.4 PARENT PRIVATE PLACEMENT. In connection with the transactions contemplated herein, Parent has offered for sale up to $11 Million of its Parent Common Stock in a private placement exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933, as amended (the "REGULATION D OFFERING"). The purchase price of the shares offered pursuant to the Regulation D Offering shall be equal to $.25 per share. In addition, the investors in the Regulation D Offering ("REGULATION D INVESTORS") shall receive common stock purchase warrants equal to ten percent (10%) of the number of shares of Parent Common Stock sold in the Regulation D Offering. The warrants shall be exercisable for seven (7) years from the date of grant at $.50 per share. The net proceeds of the Regulation D Offering shall be used to pay down certain debt of the Parent and the Company.

          2.5 ADDITIONAL AGREEMENTS RELATIVE TO MERGER.

                    a. OFFICERS. Following the Effective Date, Elliott shall be appointed to the positions of Chairman/CEO of Parent, Kuhnert shall be appointed to the positions of President/CFO of Parent, and Bensol shall be appointed to the position of Executive Vice President of Parent. Elliott, Kuhnert and Bensol shall enter into employment agreements in the form attached hereto as Exhibit 2.5a.

                    b. LISTING OF PARENT. Upon execution of this Agreement, Parent shall continue to maintain a listing of its securities with the NASD OTC Bulletin Board and immediately upon execution hereof, Parent shall use its best efforts to apply for a listing on the NASDAQ stock market or other national securities exchange.

                    c. PARENT BOARD OF DIRECTORS. Following the Effective Date, the Board of Directors of Parent shall consist of at least five (5) directors, of which at least three (3) shall be nominees of Elliott and Kuhnert, and the remaining two directors shall be those elected by the Parent's shareholders at the May 5, 2004 Shareholder meeting. In order to effectuate the intent of the parties, the Shareholders, Bensol and certain other shareholders of Parent shall enter into the Voting Agreement in the form attached hereto as Exhibit 2.5c. ("Voting Agreement").

                    d. ANTI-DILUTION AND PRE-EMPTIVE RIGHTS. Except as otherwise provided herein, Parent agrees that for a period of 3 years from and after the date hereof, it shall not dilute the ownership percentages of Elliott and Kuhnert in Parent and to the extent Parent desires or intends to issue additional shares of Parent Common Stock or other securities, Elliott and Kuhnert shall have pre-emptive rights to acquire additional shares of Parent Common Stock sufficient to maintain their percentage ownership interest in the Parent. Notwithstanding the foregoing, Elliott's and Kuhnert's percentage ownership interest may be diluted and Elliott and Kuhnert will not have pre-emptive rights in connection with Parent's issuance of Parent Company Stock pursuant to any stock options and/or warrants granted and outstanding prior to the Closing Date or issued to the Regulation D Investors in connection with the Regulation D Offering.

                                  ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants, as of the Closing Date, as follows, each of which representations and warranties shall be deemed to be independently material and to have been relied upon by Parent and Acquisition
Subsidiary:

          3.1 ORGANIZATION; GOOD STANDING. The Company is duly organized, validly existing and in good standing under the laws of the State of Michigan, and Company has full power and authority, corporate and other, to own and operate its property (including the operation of leased property) and to carry on its business, as it is now being conducted, and is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction in which the character of the property owned or the nature of the business transacted by it makes such qualification or licensing necessary, except that if the Company is not so qualified in any such jurisdiction, it can become qualified without any Material Adverse Effect (as defined below). True and complete copies of the Company's Articles of Incorporation and By-laws (including all amendments thereto) have been delivered or made available to Parent.

          3.2 CAPITALIZATION; TITLE TO SHARES.

                    a. The Company's authorized capital stock consists solely of sixty thousand (60,000) shares of Company Common Stock. As of the Closing Date, (i) one thousand (1,000) shares of Company Common Stock are issued and outstanding, and (ii) there are no Company Stock Options (as defined below) issued and outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable. The Shareholders own, of record and beneficially, all of the Company Common Stock.

                    b. SCHEDULE 3.2B. is a true and complete list of the names and number of shares of Company Common Stock owned by each of the Shareholders. Each Shareholder owns of record and beneficially the number and percentage of shares of Company Common Stock set forth next to such Shareholder's name, as described in SCHEDULE 3.2B.

                    c. There are no outstanding subscriptions, options, rights, warrants or other commitments entitling any person to purchase or otherwise subscribe for or acquire any shares of capital stock of the Company or any security convertible into or exchangeable for shares of capital stock of the Company (collectively, "Company Stock Options"), nor is there presently outstanding any security convertible into or exchangeable for shares of capital stock of the Company, nor has the Company or any Shareholder entered into any agreement with respect to any of the foregoing. The Company has no obligation to repurchase, redeem or otherwise acquire any shares of capital stock of or other equity or voting interests in, the Company. There are no irrevocable proxies and no voting agreements to which the Company or any Shareholder is a party with respect to any shares of the capital stock or other voting securities of the Company.

          3.3 COMPANY SUBSIDIARIES. Following the closing of the Arcadia Acquisition (as hereinafter defined), the Company will own 100% of the issued and outstanding shares of capital stock of Arcadia Services, Inc. ("Arcadia"), free and clear of any Liens (as hereinafter defined) save and except for Lien in favor of Comerica Bank created by the Company's pledge of the shares of Arcadia to secure the Company's bank obligations. Except for the Company's ownership of Arcadia (and its indirect ownership of the subsidiaries of Arcadia), following the closing of the Arcadia Acquisition, the Company will not have, nor has the Company ever had, any subsidiaries and the Company does not own, nor has the Company ever owned any capital stock of or other equity or voting interests in, any corporation, partnership, limited liability company, joint venture, association or other entity (or disregarded entity for purposes of the Code) (domestic or non-domestic).

          3.4 AUTHORITY RELATIVE TO THIS AGREEMENT. The Company has the full legal right, power and capacity and all authority and approval required by law to enter into this Agreement and the documents and instruments to be executed and delivered by it pursuant hereto and to perform fully its obligations hereunder and thereunder. The execution, delivery and performance by the Company of this Agreement and the documents and instruments to be executed and delivered by it pursuant hereto have been duly authorized by all requisite corporate action (including all action required of the Company's Board of Directors and the Shareholders) and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or the documents and instruments to be executed and delivered by it pursuant hereto, or to consummate the transactions contemplated hereby or thereby. This Agreement and the documents and instruments to be executed and delivered pursuant hereto are and will be duly executed and delivered by the Company and are and will be the legal, valid and binding obligations of the Company, enforceable against it in accordance with their terms.

          3.5 CONSENTS AND APPROVALS; NO VIOLATIONS.

                    a. Except as disclosed on Schedule 3.5, no filing or registration with and no permit, authorization, consent or approval of, any public body or authority, including courts of competent jurisdiction, domestic or foreign ("GOVERNMENTAL ENTITY"), is necessary for the consummation by the Company of the transactions contemplated by this Agreement.

                    b. Neither the execution and delivery of this Agreement or the documents and instruments to be executed and delivered pursuant hereto by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof, will (i) conflict with or result in any breach of any provision of the Company's Articles of Incorporation, as amended, or By-laws, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration of or loss of a material benefit under or result in the creation of any Lien (as defined herein) in or upon any of the properties or assets of the Company under or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under or require any consent, approval or notice under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, guarantee, agreement, lease or other instrument or obligation to which the Company is a party or by which it or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect and which would not prevent or materially delay the consummation of the transactions contemplated hereby. For purposes of this Agreement "LIEN" means pledges, mortgages, security interests, claims, charges and other encumbrances of any kind or nature whatsoever.

                    3.6 ABSENCE OF UNDISCLOSED LIABILITIES. Except for any liabilities or obligations incurred in connection with the negotiation, documentation, execution and delivery of (i) this Agreement and all of the ancillary agreements and documents required hereunder and (ii) the Stock Purchase Agreement and all ancillary agreements and documents executed in connection with the Arcadia Acquisition, the Company has no liabilities or obligations that are required to be recorded in accordance with GAAP.

                    3.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Other than in connection with its purchase of all of the stock of Arcadia Services, Inc. (the "Arcadia Acquisition") pursuant to that certain Amended and Restated Stock Purchase Agreement dated May 7, 2004 (the "Arcadia Stock Purchase Agreement") and related banking and loan transactions, the Company has not conducted any material business activities since March 15, 2004, the date of its incorporation.

                    3.8 CORPORATE MINUTE BOOKS; BANK ACCOUNTS.

                    a. The minute books of the Company contain complete and accurate records of all meetings which were required to be convened and other corporate actions of its shareholders and directors and committees of directors (if any) which were required to be taken pursuant to applicable law, the Company's Articles of Incorporation or its By-laws. True and complete copies of the minute books have been delivered or made available to Parent.

                    b. Company has furnished or made available to Parent a complete and correct list of all bank accounts and safe deposit boxes of the Company and persons authorized to sign or otherwise act with respect thereto as of the date hereof and a complete and correct list of all persons holding a general or special power of attorney granted by the Company or a Company Subsidiary.

          3.9 TAXES. The Company was formed on March 15, 2004 and has not filed, nor was it legally required to file, any tax returns.

          3.10 LITIGATION. There is no legal action, suit, arbitration or legal or administrative proceeding or investigation pending, or threatened, against the Company that questions the validity of this Agreement or any other documents or instruments to be executed and delivered by the Company pursuant hereto or the right of the Company or of the Shareholders to enter into this Agreement or any such other documents or instruments or to consummate the transactions contemplated hereby or thereby.

          3.11 COMPLIANCE WITH LAWS. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Company, the Company has complied with, is in compliance with and has not received notice of any violation of, any and all applicable laws, rules, regulations and ordinances.

          3.12 DISCLOSURE. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, neither this Agreement, nor any Schedule hereto, nor any certificate, or document required to be delivered to Parent, by the Company contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not false or misleading.

          3.13 ARCADIA SERVICES, INC. Notwithstanding anything contained in this Agreement to the contrary, Parent and Acquisition Subsidiary acknowledge that the Company was formed as a shell corporation on March 15, 2004 for the sole purpose of consummating the Arcadia Acquisition. Parent and Acquisition Subsidiary agree that neither the Company nor the Shareholders are making, nor have they made, any representations and warranties with respect to

Arcadia or any subsidiary of Arcadia including, without limitation, the assets, liabilities, obligations, business or operations of Arcadia or any of the Arcadia subsidiaries. Parent and Acquisition Subsidiary further agree that each of the representations and warranties contained in this Article III is being made with respect to only the Company without giving effect to the closing of the Arcadia Acquisition.

                                   ARTICLE IV
               REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

           Each Shareholder, severally, not jointly, represents and warrants and agrees, as of the date of this Agreement, as follows, each of which representations, warranties and agreements shall be deemed to be independently material and to have been relied upon by Parent and Acquisition Subsidiary:

          4.1 TITLE.

                    a. Such Shareholder owns, of record and beneficially, the number of shares of Company Common Stock as are set forth next to such Shareholder's name on Schedule 2.1b., free and clear of all Liens and the consummation of the transactions contemplated by this Agreement will not give rise to any Liens thereon.

                    b. There are no rights or other commitments entitling any person to purchase or acquire any shares of capital stock of the Company held by such Shareholder or any security convertible into or exchangeable for shares of capital stock of the Company held by such Shareholder, nor has such Shareholder entered into any agreement with respect to any of the foregoing. There are no irrevocable proxies and no voting agreements to which such Shareholder is a party with respect to any shares of the capital stock or other voting securities of the Company held by such Shareholder.

          4.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Such Shareholder has the full legal right, power and capacity and all authority and approval required by law to enter into this Agreement and the documents and instruments to be executed and delivered by him or her pursuant hereto and to perform fully such Shareholder's obligations hereunder and thereunder. This Agreement and the documents and instruments to be executed and delivered pursuant hereto are and will be duly executed and delivered by such Shareholder and are and will be the legal, valid and binding obligations of such Shareholder enforceable against such Shareholder in accordance with their terms.

          4.3 CONSENTS AND APPROVALS; NO VIOLATIONS.

                    a. Except as disclosed on Schedule 4.4, no filing or registration with and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the consummation by such Shareholder of the transactions contemplated by this Agreement.

                    b. Neither the execution and delivery of this Agreement or the documents and instruments to be executed and delivered pursuant hereto by such Shareholder, nor the consummation by such Shareholder of the transactions contemplated hereby or thereby, nor compliance by such Shareholder with any of the provisions hereof or thereof will, (i) conflict with or result in any breach of any provision of the Company's Articles of Incorporation, as amended, or By-laws or (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration of or loss of a material benefit under or result in the creation of any Lien or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under or require any consent, approval or notice under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement, lease or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of its properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of its properties or assets.

          4.4 LITIGATION. There is no legal action, suit, arbitration or other legal or administrative proceeding or investigation before any Governmental Entity pending or, to the knowledge of such Shareholder, threatened, to which such Shareholder is a party that questions the validity of this Agreement or any other documents or instruments to be executed and delivered by the Company or such Shareholder pursuant hereto or the right of such Shareholder to enter into this Agreement or any such other documents or instruments or to consummate the transactions contemplated hereby. To the knowledge of such Shareholder, there is no fact or facts existing which are reasonably expected to result in, nor is there any basis for, any such action, suit, arbitration or other proceeding or investigation. Such Shareholder is not a party to or subject to any order, writ, injunction, decree, judgment or other restriction of any Governmental Entity which is reasonably likely to prevent or materially delay such Shareholder's ability to enter into this Agreement or any other documents or instruments to be executed and delivered pursuant hereto or consummate the transactions contemplated hereby or thereby.

          4.5 SECURITIES LAW MATTERS. Each Shareholder acknowledges that investment in the Parent Common Stock involves a high degree of risk and is suitable only for sophisticated investors, and that they have been informed by Parent that the Parent Common Stock is being offered in reliance upon an exemption from registration provided by the Securities Act and an exemption from registration under applicable Blue Sky laws. Shareholder is acquiring the Parent Common Stock for his or her own investment and not with a view to the distribution or resale thereof to anyone else. The Parent has disclosed to the Shareholder, that the Parent Common Stock is a restricted security, as defined in Rule 144 under the Securities Act, transferability is limited, and that the Shareholder may be required to continue to bear the economic risk of this investment for an indefinite period as the Parent Common Stock has not been registered under the Securities Act or any Blue Sky laws and therefore cannot be offered or sold until subsequently registered under such acts (as provided in Exhibit 2.1c. or otherwise) or an exemption from such registration is available. Shareholder is an "accredited investor" within the meaning of Regulation D under the Securities Act and the Delaware and Michigan Blue Sky Laws, or otherwise has such knowledge and experience in financial and business matters such that Shareholder, either alone or with such Shareholder's purchaser representative (who is the Shareholder Representative for purposes of the transactions contemplated in this Agreement), is capable of evaluating the merits and risks of an investment in Parent. Shareholder has had access to all public filings with the Securities and Exchange Commission made by Parent, and has received the opportunity to ask questions and receive answers regarding the merits and risks of investing in the Parent Common Stock. On the date hereof, Shareholder does not own directly or beneficially, either alone or with any group (as defined under Section 13(d) of the Exchange Act) more than 1% of the issued and outstanding Parent Common Stock. Each Shareholder agrees to each term and condition of the Registration Rights provisions in EXHIBIT 2.1C.

                                   ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF PARENT
                           AND ACQUISITION SUBSIDIARY

           The Parent, on behalf of itself and each Parent Subsidiary (as hereinafter defined), and Acquisition Subsidiary, hereby jointly and severally represent, and warrant, as of the Closing Date, as follows, each of which representations and warranties shall be deemed to be independently material and to have been relied upon by the Company and the Shareholders:

          5.1 ORGANIZATION; GOOD STANDING. Parent, Acquisition Subsidiary and each Parent Subsidiary is duly organized, and validly existing under the laws of the State of their incorporation, and has full power and authority, corporate and other, to own and operate its property (including the operation of leased property) and to carry on its business as it is now being conducted and is duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction in which the character of the property owned or the nature of the business transacted by it makes such qualification or licensing necessary, except that if not so qualified in any such jurisdiction, it can become qualified without any Material Adverse Effect. True and complete copies of their respective formative documents (including all amendments thereto), as in effect on the date hereof, have been delivered or made available to Company and Shareholders.

          5.2 CAPITALIZATION; TITLE TO SHARES.

                    a. Schedule 5.2a. contains a true and complete description of all classes of the Parent's authorized capital stock ("CAPITAL STOCK"), the number of shares of Capital Stock issued and outstanding, the relative rights of each class of Capital Stock, the number of shares of Parent Common Stock reserved for issuance under any Parent Stock Option Plan or any other benefit plan, and the number shares of Parent Company Stock subject to issued and outstanding stock options, warrants or other convertible securities.

                    b. Except as set forth in Schedule 5.2(b) attached hereto, there are no other outstanding subscriptions, options, rights, warrants or other commitments entitling any person to purchase or otherwise subscribe for or acquire any shares of Capital Stock of the Parent or any security convertible into or exchangeable for shares of Capital Stock of the Parent, nor is there presently outstanding any security convertible into or exchangeable for shares of Capital Stock of the Parent, nor has the Parent entered into any agreement with respect to any of the foregoing. The Parent has no obligation to repurchase, redeem or otherwise acquire any shares of Capital Stock of, or other equity or voting interests in the Parent. There are no irrevocable proxies and no voting agreements to which the Parent is a party with respect to any shares of the Capital Stock or other voting securities of the Parent.

                    c. The Merger and the transactions contemplated by this Agreement will not trigger any rights to the current Shareholders or Parent.

                    d. The Parent Common Stock to be received by the Shareholders in the Merger Exchange shall be free and clear of all Liens and the consummation of the transaction contemplated by this Agreement will not give rise to any Liens therein.

e.         Parent is not an "Issuing Corporation" within the definition of
           Section 78.3788 of the Nevada Revised Statutes and the Parent Company Stock issued to the Shareholders in connection with the Merger Exchange is not subject to any restrictions, constraints or limitations, voting or otherwise, set forth in Sections 73.378 through 78.3793 of the Nevada Revised Statutes.

          5.3 SUBSIDIARIES. Schedule 5.3 lists the name and state of incorporation for each subsidiary of Parent (the "PARENT SUBSIDIARIES"). Parent owns of record and beneficially one hundred (100%) percent of the equity interests of each Parent Subsidiary. Neither Parent nor any Parent Subsidiary owns, nor has Parent or any Parent Subsidiary ever owned, directly or indirectly, any capital stock of or other equity or voting interests in any other corporation, partnership, limited liability company, joint venture, association or other entity, or disregarded entity for purposes of the Code, domestic or non-domestic.

          5.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of the Parent and Acquisition Subsidiary has the full legal right, power and capacity to enter into this Agreement and the documents and instruments to be executed and delivered by it pursuant hereto and to perform fully its obligations hereunder and thereunder. The execution, delivery and performance by Parent and Acquisition Company of this Agreement and the documents and instruments to be executed and delivered by it pursuant hereto including, without limitations, the documents and agreements required to delivered by Parent at the Closing pursuant to Article VII, have been duly authorized by all requisite Board of Directors and shareholder action and no other corporate or shareholder proceedings or actions shall be necessary to approve this Agreement or the documents and instruments to be executed and delivered by it pursuant hereto, or to consummate the transactions contemplated hereby or thereby, except for submission to the Shareholders Parent for approval. This Agreement, and the ancillary agreements, documents and instruments to be executed and delivered pursuant hereto are duly executed and delivered by the Company, and are the legal, valid and binding obligations of the Company and Acquisition Subsidiary, enforceable against each of them in accordance with their terms.

          5.5 CONSENTS AND APPROVALS; NO VIOLATIONS.

                    a. Except as disclosed on Schedule 5.5, no filing or registration with and no permit, authorization, consent or approval of, any Governmental Entity, is necessary for the consummation by the Company of the transactions contemplated by this Agreement;

                    b. Neither the execution and delivery of this Agreement or the documents and instruments to be executed and delivered pursuant hereto by the Parent and Acquisition Subsidiary nor the consummation by the Parent and Acquisition Subsidiary of the transactions contemplated hereby, nor compliance by them with any of the provisions hereof or thereof, will (i) conflict with or result in any breach of any provision of the Parent's or Acquisition Subsidiary's Articles of Incorporation, as amended, or By-laws, as amended, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration of or loss of a material benefit under or result in the creation of any Lien in or upon any of the properties or assets of the Parent under or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under or require any consent, approval or notice under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, guarantee, agreement, lease or other instrument or obligation to which the Parent is a party or by which it or any of its properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent or any of its properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect and which would not prevent or materially delay the consummation of the transactions contemplated hereby.

          5.6 FINANCIAL STATEMENTS. Parent has delivered or made available to Company and Shareholders the audited consolidated financial statements of the Parent and Parent Subsidiaries as of September 30, 2003 and 2002, respectively and the related statements of income, shareholders' equity and cash flow for the fiscal years then ended, together with the notes thereto (the "PARENT AUDITED STATEMENTS"), and (b) the internally prepared consolidated unaudited balance sheet of the Parent and Parent Subsidiaries as of December 31, 2003 and the related internally prepared unaudited statements of income, shareholders' equity and cash flow for the period from October 1 through December 31, 2003 (the "PARENT UNAUDITED STATEMENTS"). All such statements (collectively, the "PARENT FINANCIAL STATEMENTS") have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved and fairly present in all material respects the consolidated financial position of the Parent and the Parent Subsidiaries as of the dates indicated and the consolidated results of the Parent's and the Parent's Subsidiaries' operations for the periods then ended (subject, in the case of the Parent Unaudited Statements, to normal and recurring year-end audit adjustments, none of which, individually or in the aggregate, are expected to be material in the absence of footnotes otherwise required under GAAP). The Parent Financial Statements reflect an accrual for taxes (State and Federal) sufficient in all respects for each of the respective periods then ending in the Parent Financial Statements.

          5.7 ABSENCE OF UNDISCLOSED LIABILITIES. Except as and to the extent reflected or reserved against in the Parent Financial Statements, the Parent and the Parent Subsidiaries had no other liabilities or obligations that are required to be recorded in accordance with GAAP, as of the dates thereof, other than (a) obligations of continued performance under the Parent's Agreements (as defined below), and (b) commitments and arrangements incident to the normal conduct of business, known or unknown, secured or unsecured (whether accrued, absolute, contingent or otherwise). Since December 31, 2003, neither Parent nor any Parent Subsidiary has incurred any liabilities other than (i) current liabilities incurred in the ordinary course of business consistent with past practice or (ii) in connection with the transactions contemplated hereby.

          5.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2003, the Parent and Parent Subsidiaries have each conducted its business only in the ordinary course consistent with past practice and there has not occurred any event or condition which has or may reasonably be expected to have a Material Adverse Effect including, and without limiting the generality of the foregoing, the Parent and Parent Subsidiaries have not (a) incurred any obligation or liability, secured or unsecured (whether accrued, absolute, contingent or otherwise), whether due or to become due, except current liabilities in the ordinary course of business consistent with past practice or those reflected on the Parent Unaudited Statements, (b) discharged or satisfied any Lien (except for Permitted Liens) or paid any obligation or liability, except current liabilities becoming due in the ordinary course of business consistent with past practice, (c) mortgaged, pledged or subjected to a Lien (except for Permitted Liens) any of the Parent's or any Parent's Subsidiary's properties or assets,
(d) sold, transferred, licensed or otherwise disposed of any of the Parent's or any Parent's Subsidiary's properties or assets other than in the ordinary course of business consistent with past practice, (e) increased the compensation payable or to become payable by it to any of its directors, officers, salaried employees or agents whose total compensation for services rendered after any such increase is more than One Hundred Thousand ($100,000) Dollars, except as provided by an agreement either written or oral, the terms of which Parent has disclosed to or made available to Company and Shareholders, or made any bonus, percentage of compensation or other like benefit accruing to or for the credit of any such directors, officers, employees, consultants or agents of the Parent, except in accordance with a Parent Benefit Plan (as defined below), (f) terminated or received any notice of termination of any material contract, license, lease, trademark, patent, patent application, copyright or trade name protection or other agreement, (g) suffered any damage, destruction or loss (whether or not covered by insurance) adversely affecting the Parent's or any Parent's Subsidiary's properties or assets, (h) suffered any taking or seizure of all or any part of the Parent's properties or assets by condemnation or eminent domain, (i) experienced any material change in its relations with its vendors, suppliers, lenders, dealers, distributors, customers, employees, consultants or agents, (j) acquired any capital stock or other securities of any corporation or any interest in any business enterprise or otherwise made any loan or advance to or investment in any person, firm or corporation (other than advances to employees in the ordinary course of business consistent with past practice), (k) made any capital expenditures or capital additions exceeding Twenty Thousand ($20,000) Dollars individually or One Hundred Thousand ($100,000) Dollars in the aggregate, (1) instituted, settled or agreed to settle any litigation, action or proceeding before any court or governmental body affecting its financial condition, its property or its business operations involving a claim in excess of Ten Thousand ($10,000) Dollars, (m) made any purchase commitment in excess of normal ordinary and usual requirements or made any material change in its selling, pricing or personnel practices other than in the ordinary course of business consistent with past practice, (n) made any change in accounting principles or methods or in the manner of keeping books, accounts and records of the Parent or any Parent Subsidiary which is, or may be, inconsistent with the principles or methodology by which the Parent Financial Statements have been prepared, (o) entered into any contract, agreement, lease or other arrangement or transaction or taken any other action, except in the ordinary course of business consistent with past practice, (p) except as set forth in Schedule 5.8, changed the authorized Capital Stock, redeemed any Capital Stock, or, other than pursuant to Parent's employee stock benefit plans, issued, sold or otherwise disposed of any Capital Stock or any option to acquire Capital Stock or any securities convertible into or exchangeable for Capital Stock, or entered into any agreements creating funded indebtedness of the Parent, (q) made any declaration, setting aside or payment of any dividend or any other distribution (whether in cash, stock or property) in respect of its capital stock, or (r) entered into any agreement or made any commitment to do any of the things described in the preceding subsections (a) through (q) of this Section 5.8. The foregoing shall not prohibit any of the following: (a) action taken to amend the Articles of Incorporation of Parent to change the par value of the Parent Common Stock from $.25 to $.001 per share and deny Parent Shareholders automatic pre-emptive rights; (b) such action as may be authorized by the Parent Board of Directors to provide contractual registration rights providing for public resale of shares issued in connection with the transactions contemplated herein and in connection with the Regulation D private offering conducted by the Parent in connection herewith (the "Private Placement"); and (c) action of Parent's Board of Directors to amend the By-Laws of Parent to provide for the governance arrangements described in Section 8.3.

          5.9 CONTRACTS.

                    a. Schedule 5.9a. contains a complete and accurate list, and Parent has delivered to Company and Shareholders, true and complete copies, of:

                              i. Each Contract (as hereinafter defined) that
                    involves the furnishing or performance of services, or the purchase, receipt, delivery, sale, lease or transfer of goods, materials or products, by or to Parent or any Parent Subsidiary, including, but not limited to, purchase orders;

                              ii. Each joint venture or partnership agreement or
                    other Contract involving any joint conduct or sharing of any business, venture or enterprise, or a sharing of profits, losses, costs or liabilities by Parent or any Parent Subsidiary with any other party;

                              iii. Each Contract containing covenants that in
                    any way purport to restrict the business activity of Parent or any Parent Subsidiary or limits the freedom of Parent or any Parent Subsidiary, or any of Parent's or any Parent Subsidiary's employees, agents or representatives, to engage in any line of business or to compete with any other party;

                              iv. Each warranty, guaranty or other similar
                    undertaking extended by the Parent or any Parent Subsidiary for or with respect to any products or services or otherwise providing any rights or benefits to any other party;

                              v. Each Contract under which Parent or any Parent
                    Subsidiary has advanced, guaranteed, loaned, or borrowed any money or pledged any assets;

                              vi. Each Contract with any employee, officer,
                    director, shareholder, sales representative, consultant, distributor, representative or agent of Parent or any Parent Subsidiary;

                              vii. Each Contract providing for aggregate
                    payments to or from Parent or any Parent Subsidiary or involving an aggregate consideration or value in excess of $25,000;

                              viii. Each Contract not entered into in the
                    ordinary course of business;

                              ix. Each Contract having a term or period of
                    performance in excess of one (1) year;

                              x. Each proposed or actual amendment, supplement
                    or modification (whether oral or written) in respect of any of the foregoing; and

                              xi. Each Contract involving the issuance, sale or
                    redemption of Parent Capital Stock or the payment of money in lieu thereof.

           For this purpose, the term "Contract" means any contract, agreement, understanding, promise, guaranty, commitment or undertaking, written or oral, to which Parent or any Parent Subsidiary is a party or beneficiary.

                    b. Each Contract is in full force and effect and the Merger will not give any other party the right to terminate the Contract or accelerate the Parent's or Parent Subsidiary's obligations under any such Contract.

                    c. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, neither Parent nor any Parent Subsidiary is not and to the knowledge of the Parent, no other party to any Contract is in default under any Contract.

          5.10 REAL PROPERTY.

                    a. Schedule 5.10a. contains a true and complete list of all real property interests now owned or ever owned by the Parent or any Parent Subsidiary (the "PARENT REAL PROPERTY"), and any contract for the purchase or sale of real property to which the Parent or any Parent Subsidiary is a party or is bound has been delivered or made available to Company and Shareholders. The Parent or a Parent Subsidiary has good and marketable fee simple title to the Parent Real Property. Each parcel of Parent Real Property and all improvements, located thereon (i) complies in all material respects with all covenants, conditions and restrictions of record affecting such property, (ii) is not presently occupied or used by any party other than its owner, and (iii) is not subject to any option to purchase or lease, right of first refusal to purchase or lease, reversionary interest or other instrument or Lien, whether recorded or unrecorded, which would prohibit or require the consent or waiver of another party to the transactions contemplated hereby or any subsequent sale or lease of the property. There are no taxes currently levied against the Parent Real Property which are due and payable and have not been paid. No party has provided goods or services to or in connection with the Parent Real Property which will result in any mechanic's, materialmens', supplier's or other Lien as a result of the wrongful failure to pay for the same prior to Closing.

                    b. Schedule 5.10b. contains a true and complete list of all the real property leases (the "PARENT LEASED REAL Property"), subleases or licenses of real property, whether written or oral, to which the Parent or any Parent Subsidiary is or was a party or is or was bound. The Parent or Parent Subsidiary has valid and enforceable leasehold interests in the Parent Leased Real Property free and clear of all Liens. Each lease affords the Parent or Parent Subsidiary peaceful and undisturbed possession of the Parent Leased Real Property covered thereby and there exists no event of default or event, occurrence, condition or act (including the transactions contemplated by this Agreement) on the part of the Parent or, to the knowledge of the Parent, on the part of the lessor thereunder which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a material default under such Parent Leased Real Property, give rise to a right in the lessor to terminate the lease or change any of the material terms thereof or render the lessee liable to incur any expenditure under such lease. The monthly rental rates payable by the Parent under each lease do not exceed the fair market monthly rental rates charged by lessors for similarly situated properties within the respective real estate market of such Parent Leased Real Property.

                    c. To the knowledge of the Parent, the Parent Real Property and Parent Leased Real Property and improvements thereon may lawfully be used in connection with the business of the Parent. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, the Parent Real Property and Parent Leased Real Property and all improvements thereon are in compliance with all applicable laws, rules, regulations and ordinances of all Governmental Entities including, but not limited to, zoning, building, health, safety and Environmental Laws and the Parent has not received any notices of violations with respect thereto.

          5.11 MACHINERY AND EQUIPMENT. All machinery, equipment and other tangible assets, including, but not limited to, computer equipment, of the Parent or Parent Subsidiary utilized in the operation of its business are in good operating condition and in a state of good repair sufficient for the conduct of normal operations without the necessity of any known capital expenditure in excess of Ten Thousand ($10,000) Dollars. The Parent's or Parent's Subsidiary's assets and properties (including leased assets and properties, if any) are adequate to enable the Parent and/or the Parent Subsidiary to conduct its business as now being conducted. The Parent and/or Parent Subsidiaries do not have any commitment or plan to make any capital expenditure in excess of Thirty Thousand ($30,000) Dollars.

          5.12 INVENTORIES. The inventories of the Parent and Parent Subsidiaries consist of raw materials, work in process and finished goods of a quality and quantity usable or salable in the ordinary course of business, except for any (a) slow moving or obsolete inventory or (b) inventory of below-standard quality, all of which inventory is immaterial or has been written off or written down to realizable value. The valuation at which the inventories of the Parent are carried on the Parent Financial Statements reflects the normal inventory valuation policy of the Parent (applied in accordance with GAAP) which states that inventory at the lower of cost (first-in-first-out-method) or market and the Parent's regular costing standards with respect to work in process and finished goods inventory.

          5.13 ACCOUNTS RECEIVABLE. All accounts receivable of the Parent and each Parent Subsidiary result from and will result from bona fide sales made by the Parent and each Parent Subsidiary in the ordinary course of business consistent with past practice and have been collected or will be collectible in the ordinary course after provision for doubtful accounts and other reserves required by GAAP.

          5.14 INTELLECTUAL PROPERTY RIGHTS. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, (a) the Parent or Parent Subsidiary owns or is validly licensed or otherwise has the right to use, all Intellectual Property Rights used or held for use by the Parent or Parent Subsidiary and all goodwill associated therewith in the same manner in which any such Intellectual Property Right have been or is now being used, (b) the Parent or Parent Subsidiary has not infringed upon, misappropriated or otherwise violated any Intellectual Property Right or other proprietary information of any other person, (c) there is no claim, demand or proceeding pending or threatened, that pertains to or challenges the right of the Parent or Parent Subsidiary to use any of the Intellectual Property Rights (including any claim that the Parent or Parent Subsidiary must license or refrain from using any Intellectual Property Rights or other proprietary information of any other person), (d) the Parent or Parent Subsidiary has not granted any license or other right and has no obligation to grant any other license or other right with respect thereto,
(e) no other person has infringed upon, misappropriated or otherwise violated any Intellectual Property Right of the Parent or any Parent Subsidiary, (f) the Parent or Parent Subsidiary is the licensee under fully paid, enforceable licenses that govern its use of software in which any third party has Intellectual Property Rights, (g) each of such licenses remains in full force and effect, (h) the Parent or Parent Subsidiary has not breached any such license, and (i) the Parent or Parent Subsidiary has paid all amounts that have heretofore become due and payable in respect of such licenses.

          5.15 LICENSES. The Parent or Parent Subsidiaries possesses all patents, franchises, permits, licenses, certificates and consents required from any Governmental Entity or any other person necessary to enable the Parent and each Parent Subsidiary to carry on its business as now conducted and to own and operate its properties (including leased property) as now owned and operated, except for those licenses that are not, individually or in the aggregate, material to the operation of the business of the Parent. Each of the licenses will remain in full force and effect following consummation of the transactions contemplated by this Agreement.

          5.16 TITLE TO ASSETS. All of the Parent's and Parent Subsidiaries' assets and properties and all assets and properties necessary or required in connection with the operation of its business will, on the Closing Date, be owned by the Parent or Parent Subsidiary, as applicable, free and clear of all Liens whatsoever (except Permitted Liens as set forth on Schedule 5.16) and the consummation of the transactions contemplated by this Agreement will not give rise to any Lien on such assets or properties. There are not and on the Closing Date there will not be, any outstanding agreements, options, commitments or rights with, to or in any third party to acquire or use any of the Parent's or Parent's Subsidiaries' assets or properties, as applicable.

          5.17 CORPORATE MINUTE BOOKS; BANK ACCOUNTS.

                    a. The minute books of the Parent and each Parent Subsidiary contain complete and accurate records of all meetings which were required to be convened and other corporate actions of its shareholders and directors and committees of directors (if any) which were required to be taken, in each case pursuant to applicable law, its Articles of Incorporation, as amended, and By-laws. True and complete copies of the minute books have been delivered or made available to Company.

                    b. Parent has furnished or made available to Company and Shareholders a complete and correct list of all bank accounts and safe deposit boxes of Parent and each Parent Subsidiary and persons authorized to sign or otherwise act with respect thereto as of the date hereof and a complete list of all persons holding a general or special Power of Attorney granted by Parent or a Parent Subsidiary.

          5.18 TAXES.

                    a. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, the Parent and each Parent Subsidiary (i) has filed all federal, state and local tax returns required by law in the legally prescribed time (including extensions as set forth below) and manner and such returns are true and complete in all material respects, (ii) has timely paid, or made provision for timely payment of, all taxes shown as due on such returns and all taxes otherwise due and the Parent Unaudited Statements adequately provided in accordance with GAAP for all taxes payable by the Parent or Parent Subsidiary (in addition to any reserve for deferred taxes established to reflect timing differences between book and tax income) for all taxable periods and portions thereof or, with respect to the period in which the Closing occurs, such taxes (excluding those taxes resulting from or attributable to the transactions contemplated by this Agreement) will be accrued through the Closing Date, (iii) has made all payments required by any governmental program of workers social security or unemployment compensation, (iv) has withheld and, to the extent due, paid over to the appropriate Governmental Entity all amounts required by law to be withheld from the wages or salaries of employees, (v) is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing, (vi) has paid or will pay over to the appropriate Governmental Entity all sales or use taxes referable to the Parent's or Parent Subsidiary's operations due as of the Closing Date and has made or will make provisions for payment of all such taxes accrued as of such date, but not yet due, (vii) there are no claims pending or, to the knowledge of the Parent, threatened against the Parent and/or any Parent Subsidiary for past due taxes, (viii) the Parent has not requested any extension of the time within which to file any tax return in respect of any taxable year which has not since been filed except for an extension to file its 2003 federal and state income tax returns, and (ix) no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any taxes or tax returns has been given by or on behalf of the Parent. True and complete copies of all Federal and State income tax returns requested of the Parent have been delivered or made available to Company and Shareholders.

                    b. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and, to the knowledge of the Parent, (i) no deficiencies for any taxes have been proposed, asserted or assessed against the Parent that are not adequately reflected in the Parent Financial Statements and no requests for waivers of the time to assess any such taxes have been granted or are pending, (ii) there is no audit, examination, deficiency or refund litigation pending with respect to taxes and during the past three years no taxing authority has given written notice of the intent to commence any such examination, audit or refund litigation and which such examination, audit or refund litigation has not yet ended, and (iii) none of the assets or properties of the

          Parent is subject to any tax lien, other than any such liens for taxes which are not due and payable, which may thereafter be paid without penalty or the validity of which are being contested in good faith by appropriate proceedings and for which adequate provisions are being maintained in accordance with GAAP.

                    c. No claim has been made in writing by a taxing authority in a jurisdiction where the Parent does not file tax returns to the effect that the Parent is or may be subject to taxation by that jurisdiction.

                    d. The Parent is and has been a member of an affiliated, consolidated, combined or unitary group for tax purposes and has filed all of its tax returns in a manner consistent therewith and in accordance with applicable laws.

                    e. Neither the Parent nor a Parent Subsidiary is a party to any tax sharing agreement or to any other agreement or arrangement, as a result of which liability of the Parent to any taxing authority is determined or taken into account with reference to the activities of any other person and the Parent is not currently under any obligation to pay any amounts as a result of having been a party to such an agreement or arrangement, regardless of whether such tax is imposed on the Parent.

                    f. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, the Parent will not be required to include any item of income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change made prior to the Closing Date in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in
          Section 7121 of the Code (or corresponding or similar provision of stock, local or foreign income Tax law) executed prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

                    g. Neither Parent nor a Parent Subsidiary has, in the past 10 years, (i) acquired assets from another corporation in a transaction in which the Company's adjusted tax basis for the acquired assets was determined, in whole or in part, by reference to the adjusted tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation which is a qualified subchapter S subsidiary under the Code.

                    h. As used in this Agreement, "TAXES" shall include all (x) domestic and foreign (whether national, federal, state, provincial, local or otherwise) income, franchise, real and personal property, sales, excise, employment, payroll, social security, value-added, ad valorem, transfer, withholding and other taxes, including taxes based on or measured by gross receipts, profits, sales, use or occupation, tariffs, levies, impositions, assessments or governmental charges of any nature whatsoever, including any interest, penalties or additions with respect to any of the foregoing and (y) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the types described in clause (x) or (y). As used in this Agreement, "TAX RETURN" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction with respect to taxes, including information returns, any documents with respect to or accompanying payments of estimated taxes or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

          5.19 EMPLOYEES; BENEFIT PLANS.

                    a. EMPLOYEES. Parent has furnished or made available to Company and Shareholders a true and complete list of the names and current salary rates of all present directors, officers and salaried employees of the Parent or Parent Subsidiary, together with a summary showing the salaries, bonuses, additional compensation and other like benefits, if any, expected to be paid or payable to such persons for the fiscal year ended September 30, 2004. All salaries, bonuses, additional compensation and other like benefits, including vacation, of all past and present employees of the Parent or any Parent Subsidiary shall be properly accrued and reserved in accordance with GAAP. To the knowledge of the Parent, no officer or "Key Employee" (which means, as used herein, any salaried employee whose annual compensation is One Hundred Thousand ($100,000) Dollars or more) of the Parent or any Parent Subsidiary presently intends to terminate his or her employment with the Parent or any Parent Subsidiary nor does the Parent or any Parent Subsidiary have any present intention to terminate the employment of any officer or such Key Employee, whether as a result of the consummation of the transactions contemplated hereby or otherwise. The Parent and each Parent Subsidiary (i) has correctly categorized all employees as either employees or independent contractors for federal tax purposes and is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations (domestic and foreign) respecting their employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to employees, (ii) is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for employees and (iii) has provided employees with the benefits to which they are entitled pursuant to the terms of all Parent Benefit Plans (as defined below).

                    b. EMPLOYMENT, SEVERANCE AND STAY BONUS AGREEMENTS. Parent has furnished or made available to Company and Shareholders a true and complete description of (i) any contract with any present director, officer, employee or consultant of the Parent or Parent Subsidiary,
          (ii) any employment, termination, severance or stay bonus agreement,
          (iii) any agreement with any director, officer, employee or consultant of the Parent or Parent Subsidiary (A) the benefits of which are contingent or the terms of which are materially altered, upon the occurrence of a transaction involving the Parent of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment or service of such officer or employee, (iv) any agreement or plan, including any stock option plan or stock purchase plan, any of the benefits of which will be increased or the vesting or other realization of the benefits of which will be accelerated, by the occurrence of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement, or (v) an obligation to make any "excess parachute payment" as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof). Any amount that could be received (whether in cash, property or vesting of property) as a result of the transaction contemplated by this Agreement (or their termination of service incidental to such transaction) by any officer, director, employee or independent contractor of the Parent who is a "disqualified individual" (as defined in Treasury Regulation Section 1.280G-1), under any employment arrangement or Parent Benefit Plan (as defined below) would not be characterized as an "excess parachute payment" as defined in Section 280G of the Code.

                    c. BENEFIT PLANS. Parent has furnished or made available to Company and Shareholders a true and complete list of all bonus, profit-sharing, stock purchase, stock option, equity based, pension, retirement, health, welfare, severance pay, change in control, employment or any other current or deferred remuneration or compensation plan, arrangement or practice of any kind and other fringe benefits, including, without limitation, all "employee benefit plans" (as defined in Section 3(3) of ERISA), all "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) and all "employee pension benefit plans" (as defined in Section 3(2) of ERISA) (collectively, "PARENT BENEFIT PLANS") maintained or contributed to by the Parent or any person or entity that, together with the Parent, is treated as a single employer (a "COMMONLY CONTROLLED ENTITY") under
          Section 414(b), (c), (m) or (o) of the Code, for the benefit of any current or former directors, officers, employees or consultants of the Parent. The Parent has no other Benefit Plan currently in existence which is subject to the requirements of ERISA. With respect to each Parent Benefit Plan:

                              i. The Parent has provided or made available to
                    Company and Shareholders, true and complete copies of (A) each Parent Benefit Plan (or, in the case of any unwritten Parent Benefit Plans, descriptions thereof), (B) the most recent annual report on Form 5500 required to be filed with the IRS with respect to each Parent Benefit Plan (if any such report was required), (C) the most recent summary plan description for each Parent Benefit Plan for which such summary plan description is required and (D) each trust agreement and group annuity contract relating to any Parent Benefit Plan. Each Company Benefit Plan has been administered in accordance with its terms. The Parent and all the Parent Benefit Plans are in compliance in all material respects with all applicable provisions of ERISA and the Code and all other applicable law. The Parent has timely filed all required documents and reports, including IRS Form 5500, for each such Parent Benefit Plan with all applicable governmental authorities and has timely furnished all required documents to the participants or beneficiaries of each such Parent Benefit Plan. No individuals have been improperly excluded from participating in any Parent Benefit Plan;

                              ii. Neither the Parent nor any Commonly Controlled
                    Entity has ever maintained, contributed to or been obligated to contribute to any Parent Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code;

                              iii. With respect to any Parent Benefit Plan that
                    is an employee welfare benefit plan, there are no understandings, agreements or undertakings, written or oral, that would prevent any such plan (including any such plan covering retirees or other former employees) from being amended or terminated without liability to the Parent on or at any time after the Effective Time;

                              iv. Each Parent Benefit Plan that is an "employee
                    pension benefit plan" within the meaning of Section 3(2) of ERISA and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS and there are not any circumstances which could result in revocation of any such favorable determination letter. There is no pending or, to the knowledge of the Parent, threatened litigation relating to any of the Parent Benefit Plans. The Parent has not engaged in a transaction with respect to any Parent Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Parent to a tax or penalty imposed by either Section 4975 of the Code or
                    Section 502(i) of ERISA;

                              v. All contributions made or required to be made
                    under the terms of any Parent Benefit Plan have been timely made or have been reflected on the Parent Financial Statements;

                              vi. The Parent has no obligations for retiree
                    health and life benefits under any Parent Benefit Plan nor has the Parent ever represented, promised or contracted (whether in oral or written form) to any employee(s) that such employee(s) would be provided with retiree health or life benefits.

                    d. COLLECTIVE BARGAINING AGREEMENTS. None of the Parent's or any Parent Subsidiary's employees is covered by a collective bargaining agreement and there is no union or other organization seeking or claiming to represent any such employees. There is no labor dispute, strike, work stoppage or lockout or, to the knowledge of the Parent, threat thereof, by or with respect to any employee of the Parent or any Parent Subsidiary.

          5.20 INSURANCE. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, (a) all insurance policies of Parent and each Parent Subsidiary are adequate to insure the risks covered thereby, and (b) neither the Parent nor any Parent Subsidiary is, nor will it be on the Closing Date, in default in any respect under any such policy and such policies shall be kept in full force and effect through the Closing Date.

          5.21 LITIGATION. Except as set forth in the Parent Annual Report Form 10-KSB for September 2003 and its quarterly report on Form 10-QSB for December 31, 2003, to the knowledge of Parent, there is no legal action, suit, arbitration, or legal or administrative proceeding or investigation pending or threatened, against the Parent or any Parent Subsidiary that (a) affects the Parent, or any Parent Subsidiary, or their respective businesses, properties or assets, (b) questions the validity of this Agreement or any other documents or instruments to be executed and delivered by the Parent or Acquisition Subsidiary pursuant hereto or the right of the Parent or Acquisition Subsidiary to enter into this Agreement or any such other documents or instruments or to consummate the transactions contemplated hereby or thereby,
(c) and which if adversely determined, would be likely to have a Material Adverse Effect on the ability of the Parent or Acquisition Subsidiary to perform their respective obligations under this Agreement or any such other documents or instruments. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, (a) there is no fact or facts existing which could be reasonably expected to result in, nor is there any basis for, any other such action, suit, arbitration or other proceeding or investigation, (b) the Parent Financial Statements include an adequate reserve, determined in accordance with GAAP, for all liability or potential liability resulting or arising from any such action, suit, arbitration or other proceeding or investigation involving Parent or Parent Subsidiary, and (c) the Parent or any Parent Subsidiary is not a party to or subject to any order, writ, injunction, decree, judgment or other restriction of any Governmental Entity which could be reasonably likely to prevent or materially delay the Parent's or Acquisition Subsidiary's ability to enter into this Agreement or any other documents or instruments to be executed and delivered pursuant hereto or consummate the transactions contemplated hereby or thereby.

          5.22 COMPLIANCE WITH LAWS. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, the Parent, the Parent and each Parent Subsidiary has complied with, is in compliance with and has not received notice of any violation of, any and all applicable laws, rules, regulations and ordinances regulating or relating to its business, including but not limited to those relating to the Securities Act, the Exchange Act, NASDAQ Market Rules or rules of any other applicable exchange, the employment of labor (including workers who are not U.S. citizens), the establishment and maintenance of working conditions for labor, employee safety, environmental and conservation matters, the provision of services, the manufacture, sale and distribution of any products, and the establishment and maintenance of the Parent's and each Parent's Subsidiary's relationships with suppliers and customers.

          5.23 SAFETY STANDARDS. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, (a) the Parent and each Parent Subsidiary has complied with all safety requirements applicable to it, including, but not limited to, all standards imposed on the Parent and Parent Subsidiaries by statute, rule or regulation of any Governmental Entity or industry association, and (c) the Parent and Parent Subsidiaries have not received notice of any such infractions or been required to undertake any remedial measures in response thereto.

          5.24 PRODUCT LIABILITY; PRODUCT RECALLS.

                    a. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, all of the products that the Parent or a Parent Subsidiary has manufactured and sold (i) have been merchantable, free from defects in material and workmanship and suitable for the purpose for which they were sold, (ii) have not been subject to any product recall or service bulletin and there is no fact or facts existing which may reasonably be expected to result in any such recall or service bulletin, (iii) there is no legal action, suit, arbitration or other legal or administrative proceeding or investigation before any Governmental Entity, pending or, to the knowledge of the Parent, threatened, involving any product liability, product recall or otherwise involving Parent or any Parent Subsidiary, and (iv) there is no fact or facts existing which could be reasonably expected to result in, nor is there any basis for, any such action, suit, arbitration or other proceeding or investigation.

                    b. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, (i) the Parent has insurance against loss or damage arising out of product liability for products manufactured and/or sold by Parent or any Parent Subsidiary, (ii) such insurance covers all incidents of loss which have occurred prior to the date hereof or which may occur prior to the Closing, (iii) there have been no incidents of damage claims paid by the Parent or any Parent Subsidiary or by its insurance carrier in the two (2) year period preceding the date of this Agreement and (iv) the Parent Financial Statements include an adequate reserve (or shall otherwise reflect an appropriate accrual), determined in accordance with GAAP, for all liability or potential liability resulting or arising from any product recall that has been initiated or breach of warranty claims that have been asserted or that are reasonably likely to be initiated or asserted against the Parent, in each case, as of the date of such Parent Financial Statements.

          5.25 WARRANTIES. There are no oral or written warranties on the products or services manufactured or sold by the Parent or any Parent Subsidiary, whether express or implied, other than as made available to Company and Shareholders and any implied warranties that may be imposed by operation of law.

          5.26 DEALER NETWORK; REBATES AND REFUNDS.

                    a. The Parent has provided Company and Shareholders with a true and complete list of the Parent's and each Parent Subsidiary's dealers. True and complete copies of all dealer agreements have been delivered or made available to Company and Shareholders. To the knowledge of the Parent, there has been no material adverse change in the Parent's relationship with its dealers.

                    b. The Parent has disclosed to Company and Shareholders (i) all significant refunds, rebates, discounts and return policies or practices that the Parent or any Parent Subsidiary has engaged in with respect to persons supplying goods and services to the Parent or any Parent Subsidiary and (ii) all annual programs relating to refunds, rebates, discounts and return policies or practices that the Parent or any Parent Subsidiary has engaged in with others in connection with its Business.

          5.27 ENVIRONMENTAL MATTERS.

                    a. PERMITS AND AUTHORIZATIONS. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, the Parent and each Parent Subsidiary possesses, and at all times has possessed, all Environmental Permits necessary to conduct its business and related operations.

                    b. COMPLIANCE. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, (i) the Parent and each Parent Subsidiary is, and at all time has been, in compliance with all applicable Environmental Laws and all Environmental Permits, (ii) the Parent and each Parent Subsidiary has not received any other (A) oral or written communication from any Governmental Entity or other person that alleges that the Parent or a Parent Subsidiary has violated or is liable under any Environmental Law or Environmental Permit or (B) written request for information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials (as defined below), (iii) the Parent is unaware of any other past events, conditions, circumstances, activities, practices, incidents, actions or plans of the Parent or a Parent Subsidiary which may cause noncompliance with applicable Environmental Laws and all Environmental Permits or which may give rise to any liability for any claim, action, suit, proceeding, hearing or investigation, based on or related to the disposal, storage, handling, manufacture, processing, distribution, use, treatment or transportation or the emission, discharge, release or threatened release into the environment by the Parent or a Parent Subsidiary of any Hazardous Materials, (iv) the Parent and each Parent Subsidiary has reported, to the extent required by applicable Environmental Laws, all past and present sites owned or operated by the Parent or a Parent Subsidiary where Hazardous Materials have been treated, stored, disposed of or otherwise handled, and (v) neither the Parent nor any Parent Subsidiary has generated, treated, stored, processed, distributed, used, transported, disposed of or otherwise handled Hazardous Materials, except in compliance with all applicable Environmental Laws.

                    c. ENVIRONMENTAL CLAIMS. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, (i) there are no other Environmental Claims (as defined below) (A) pending or threatened against the Parent or a Parent Subsidiary or (B) pending or threatened against any person whose liability for any Environmental Claim the Parent or a Parent Subsidiary has retained or assumed, either contractually or by operation of law, (ii) neither the Parent nor a Parent Subsidiary has contractually retained or assumed any liabilities or obligations that would be expected to provide the basis for any Environmental Claim, (iii) there are not any, nor have there been any, Environmental Claims pending or threatened against the Parent or a Parent Subsidiary by any landlord or third party pursuant to any of the Parent Real Property Leases, nor is there currently or has there been previously, any basis therefor, and (iv) there is no other on-site or off-site location to which the Parent or a Parent Subsidiary has transported or disposed of Hazardous Materials or arranged for the transportation or disposal of Hazardous Materials which is the subject of any enforcement action or any other investigation by any Governmental Entity which could lead to any claim against the Parent or a Parent Subsidiary for any clean-up cost, remedial work, damage to natural resources, property damage or personal injury, including, but not limited to, any claim under any applicable Environmental Law and there is no on-site or off-site location to which the Parent or a Parent Subsidiary has transported or disposed of Hazardous Materials or arranged for the transportation or disposal of Hazardous Materials which could become the subject of any enforcement action by any Governmental Entity or any Environmental Claim which could lead to any liability of the Parent or a Parent Subsidiary for any clean-up cost, remedial work, damage to natural resources, property damage or personal injury.

                    d. RELEASES. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, there has been no Release (as defined below) of any Hazardous Materials at, from, in, to, under or on any property currently or previously owned or operated by the Parent or any Parent Subsidiary, other than in compliance with applicable Environmental Laws or the terms of any applicable permit (and no such property is contaminated by any such substance) that could reasonably be expected to form the basis of any Environmental Claim.

                    e. RECOGNIZED ENVIRONMENTAL CONDITIONS. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, and to the knowledge of the Parent, none of the following exists at any property or facility now or at any time owned, leased or operated by the Parent or any Parent Subsidiary: (i) under or above-ground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls ("PCBS") or (iv) landfills, surface impoundments or disposal areas or any Release of any Hazardous Materials.

          5.28 DISCLOSURE. Except for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect, neither this Agreement, nor any Schedule hereto, nor any certificate, or document required to be delivered to Company and Shareholders by Parent or Acquisition Subsidiary, as of the date thereof, contains any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not false or misleading.

                                   ARTICLE VI
           CERTAIN AGREEMENTS AMONG THE PARTIES FOLLOWING THE CLOSING

          6.1 BOOKS AND RECORDS. Following the Closing Date, Parent shall maintain such books and records of the Company as have been delivered to it by the Company and the Shareholders until the time for the taking of any federal tax audit of the Company (for all fiscal years ending on the Closing Date, including fiscal year 2003, and the fiscal year in which Closing occurs) shall have expired and shall provide the Shareholders and their representatives reasonable access thereto in order to enable the Shareholders to (a) prepare their tax returns and (b) perform any other acts reasonably related to their former interest in the Company.

          6.2 GOVERNANCE. The parties intend that the following governance arrangements will be implemented following the Closing of the Merger:

                    a. Elliott, Kuhnert and a third nominee designated by Elliott and Kuhnert ("Shareholder Nominee") shall be elected to serve as a Director of the Parent's Board of Directors.

                    b. Elliott, Kuhnert and Bensol will have the officer positions set forth in their respective Employment Agreements. Elliott will also serve as Chairman of the Board of Parent.

                    c. The Board of Directors of Parent then newly constituted after the Merger would consist of: Elliott, Kuhnert, the Shareholder Nominee and two of the board members elected at the Parent's shareholder meeting held on May 5, 2004.

          6.3 RELEASE OF PERSONAL GUARANTEES. Following the Closing, Parent shall use its best efforts to obtain the release and termination of any and all personal guarantees executed by Elliott and Kuhnert in connection with any bank debt obtained by Parent, Company or any Parent Subsidiary.

                                  ARTICLE VII
                                     CLOSING

          7.1 CLOSING DATE. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the "Closing") shall take place at 11:00 a.m., EST, on May 7, 2004, at the law offices of Kerr, Russell and Weber, PLC, 500 Woodward Ave., Suite 2500, Detroit, Michigan 48226, or at such other time, date or place agreed to in writing by Parent and the Company. The date on which the Closing actually occurs is referred to herein as the "Closing Date".

          7.2 DELIVERIES BY THE COMPANY AND THE SHAREHOLDERS. At the Closing, the Company and the Shareholders shall deliver to Parent and Acquisition
Subsidiary:

                    a. The Certificates for the Company Common Stock;

                    b. The Articles of Merger duly executed by the Company;

                    c. The Employment Agreements, duly executed by Shareholders;

                    d. A duly executed Escrow Agreement for the Escrow Shares, in the form attached hereto as Exhibit 7.2d.;

                    e. A legal opinion from Kerr, Russell and Weber, PLC, in the form attached hereto as Exhibit 7.2e.

                    f. Resolutions of the Board of Directors of the Company and the Shareholders approving the execution, delivery and performance by them of this Agreement and all other agreements, documents and instruments to be executed and delivered by Company and/or the Shareholders pursuant hereto, certified by the Secretary of Company and dated as of the Closing Date; and

                    g. All other documents required pursuant to this Agreement, all in form and substance satisfactory to counsel for Parent and Acquisition Subsidiary, as well as any further documentation or instruments as Parent, Acquisition Subsidiary or their counsel may reasonably require to effectuate the terms of this Agreement.

          7.3 DELIVERIES BY PARENT AND ACQUISITION SUBSIDIARY. At the Closing, Parent and Acquisition Subsidiary shall deliver to the Shareholders:

                    a. Stock Certificates evidencing the Shareholders' ownership of the number of shares of Parent Company Stock received in the Merger Exchange;

                    b. The Articles of Merger, duly executed by Acquisition Subsidiary;

                    c. Duly executed Employment Agreements for Elliott and Kuhnert;

                    d. Duly executed Stock Option Agreements in the form attached hereto as Exhibit 7.3c.;

                    e. Duly executed agreements for the Warrants;

                    f. A Termination of Employment Agreement and Release duly executed by Parent and Bensol in form and substance acceptable to Company and Shareholders;

                    g. A release from Vertical Capital Partners, LLC and Rockwell Capital Partners, LLC, in form and substance acceptable to Company and Shareholders;

                    h. A duly executed amendment to the Patchouge Lease reducing the rent payment from $18,000 per month to $6,000 per month, plus $1,097 per month for insurance, plus utilities;

                    i. A duly executed release from Luigi Piccione in form and substance acceptable to Company and Shareholders;

                    j. A duly executed Consulting Agreement between Parent and Luigi Piccione in form and substance acceptable to Company and Shareholders;

                    k. A certificate executed by Parent's stock transfer agent certifying that Parent does not have 100 or more shareholders that are residents of the State of Nevada.

                    l. A legal opinion from Snow Becker Krauss P.C., legal counsel for Parent, in the form attached hereto as Exhibit 7.3l.;

                    m. Resolutions of the Board of Directors and shareholders of Parent and Acquisition Subsidiary approving the execution, delivery and performance by them of this Agreement and all other agreements, documents and instruments to be executed and delivered by Parent and/or Acquisition Subsidiary pursuant hereto, certified by the Secretary of Parent and Acquisition Subsidiary and dated as of the Closing Date;

                    n. Waivers of preemptive rights duly executed by shareholders of Parent that immediately prior to the Closing own at least 70% of the issued and outstanding shares of Parent Company Stock;

                    o. A duly executed Voting Agreement required under Section 2.5;

                    p. A duly executed Escrow Agreement for the Bensol Escrow Shares in the form attached hereto as Exhibit 7.3p.;

                    q. A duly executed Registration Rights Agreement; and

                    r. All other documents required pursuant to this Agreement, all in form and substance satisfactory to counsel for the Company and the Shareholders, as well as any further documentation or instruments as the Company, the Shareholders or their counsel may reasonably request to effectuate the terms of this Agreement.

          7.4 FURTHER ASSURANCES. The Shareholders and Parent each agree that at any time or from time to time after the Closing Date that upon request of the other party or parties, the Shareholders or Parent, as the case may be, will execute, acknowledge and deliver such other and further instruments and take such other action or actions as the requesting party may reasonably request in order to effectuate the terms of this Agreement and the documents and instruments contemplated hereby.

                                  ARTICLE VIII
                            SURVIVAL; INDEMNIFICATION

          8.1 SURVIVAL PAST CLOSING. The investigation or examination by Parent of the business, properties or affairs of the Company or the Shareholders, or by the Company or the Shareholders of the business, properties, or affairs of Parent or Parent Subsidiaries, shall not affect the representations and warranties contained in the Agreement. The respective representations and warranties of the parties herein contained shall survive the Closing for a period of three (3) years with the exception of the representations and warranties of Parent and Parent Subsidiaries set forth in Section 5.2 ("Capitalization; Title to Shares), Section 5.6 ("Financial Statements"),
Section 5.18 ("Taxes"), Section 5.22 ("Compliance with Laws"), and Section 5.24 ("Product Liability") which shall survive the Closing for the applicable statute of limitations, and the representations and warranties of Parent in Section 5.27 ("Environmental Matters") shall survive the Closing indefinitely.

          8.2 INDEMNIFICATION BY THE SHAREHOLDERS. Subject to the limitations, terms and provisions of this Article VIII, the Shareholders severally, and not jointly, shall indemnify, defend and hold Parent, Acquisition Subsidiary and the Company and their respective officers, directors, employees, agents, subsidiaries and affiliates, harmless from and against any and all liabilities, losses, damages, claims, fines, penalties, costs and expenses, including, without limitation, reasonable attorneys' and accounting fees (collectively, "LOSSES") incurred by Parent, Acquisition Subsidiary, the Surviving Company or any of their respective officers, directors, employees, agents, subsidiaries or affiliates, arising out of or resulting from (i) any breach of any representation or warranty made by the Company or the Shareholders contained in this Agreement, and (ii) the nonperformance or breach of any material covenant, agreement or obligation to be performed by the Company or the Shareholders under this Agreement. The obligations of the Shareholders pursuant to this Article VIII shall be several among the Shareholders, and not joint. Notwithstanding the foregoing, if any claim for indemnification is asserted by Parent or Company against the Shareholders, and the Parent and/or the Company is covered by an insurance policy for such Losses, Parent and/or the Company shall use their commercially reasonable efforts to seek indemnification under the applicable insurance policy or policies; provided, however, the party seeking indemnification shall not be obligated to commence any legal proceedings against any insurance provider for indemnification hereunder.

Parent and/or the Company shall give the Shareholders notice of their intention to seek indemnification for such Losses from applicable insurance policies. Notwithstanding anything contained herein to the contrary, the indemnification rights under this Article VIII are the sole remedies that the Parent and/or Company may seek or assert against the Shareholders. Parent, on behalf of itself and each of the Parent Subsidiaries, Acquisition Subsidiary and Company, acknowledge and agree that neither the Company, nor the Shareholders, have made any representations or warranties related to Arcadia (or any of its subsidiaries) and that they shall not have any rights to indemnification against the Shareholders for any Losses arising from or related to Arcadia or any of its subsidiaries.

          8.3 INDEMNIFICATION BY PARENT AND COMPANY. Parent, each Parent Subsidiary, and Company, shall jointly and severally indemnify, defend and hold the Shareholders and their respective affiliates harmless from and against any and all Losses incurred by any of the Shareholders or their affiliates arising out of or resulting from (i) any breach of any representation or warranty made by Parent or Acquisition Subsidiary contained in this Agreement, (ii) any breach or violation of the Securities Act or the Exchange Act, and (iii) the nonperformance or breach of any material covenant, agreement or obligation to be performed by Parent or Acquisition Subsidiary under this Agreement. Notwithstanding anything contained herein to the contrary, the indemnification rights under this Article VIII are the sole remedies that the Shareholders may seek or assert against the Parent, Acquisition Subsidiary or Company.

          8.4 INDEMNIFICATION PROCEDURES.

                    a. If Parent, Acquisition Subsidiary or the Company, on the one hand, or the Shareholders, on the other hand (the "Indemnitee"), asserts a claim for indemnity against the other party, (the "INDEMNITOR"), the Indemnitee shall provide the Indemnitor with written notice of such claim, stating the amount of the Losses, if known and method of computation thereof, all with reasonable particularity and including documentary proof, if available and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; PROVIDED, HOWEVER, that failure to so notify the Indemnitor shall not relieve the Indemnitor from any liability which it may have on account of the claim, except to the extent the Indemnitor shall have been prejudiced by such failure. Notwithstanding anything in this Agreement to the contrary, if the parties are unable to resolve the claim within sixty
          (60) days, the parties agree to submit to binding arbitration pursuant to the rules of the American Arbitration Association, and such arbitration shall take place in American Arbitration Association's Southfield office.

                    b. If an Indemnitee shall receive notice of any claim or proceeding initiated by a third party which is or may be subject to indemnification (each, a "THIRD PARTY CLAIM"), the Indemnitee shall promptly give the Indemnitor written notice of such Third Party Claim; provided, however, that failure to so notify the Indemnitor shall not relieve the Indemnitor from any liability which it may have on account of the Third Party Claim, except to the extent the Indemnitor shall have been prejudiced by such failure. In such event the Indemnitee shall permit the Indemnitor, at its option, to participate in the defense of such Third Party Claim by counsel of its own choice and at its own expense. If, however, the Indemnitor acknowledges in writing its obligation to indemnify the

          Indemnitee hereunder against all Losses that may result from such Third Party Claim and the Indemnitee is reasonably satisfied that the Indemnitor has sufficient funds available to pay any Losses resulting from such Third Party Claim, then the Indemnitor shall be entitled, at its option, to assume and control the defense of such claim by counsel of its own choice and at its own expense, PROVIDED that the Indemnitor and its counsel shall proceed with diligence and good faith with respect thereto. Notwithstanding the foregoing, the Indemnitee shall have the right to employ separate counsel in any Third Party Claim and the fees and expenses of such counsel shall be at the expense of such Indemnitor if (i) the Indemnitor has failed to promptly assume the defense and employ counsel or (ii) the named parties to any such Third Party Claim (including any impleaded parties) include such Indemnitee and any Indemnitor and such Indemnitee shall have been advised by its counsel that there is a conflict of interest between the Indemnitor and such Indemnitee with respect to such Third Party Claim or with respect to any legal defense which may be available; PROVIDED, HOWEVER, that the Indemnitor shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel in connection with any claim or proceeding.

                    c. In the event the Indemnitor exercises its right to undertake the defense of any Third Party Claim, the Indemnitee shall cooperate with the Indemnitor in such defense and make available to the Indemnitor witnesses, pertinent records, materials and information in its possession or under its control relating thereto as are reasonably requested by the Indemnitor. Similarly, in the event the Indemnitee is, directly or indirectly, conducting the defense against any Third Party Claim, the Indemnitor shall cooperate with the Indemnitee in such defense and make available to the Indemnitee witnesses, pertinent records, materials and information in its possession or under its control relating thereto as are reasonably requested by the Indemnitee. No Third Party Claim may be settled by the Indemnitor without the written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed; PROVIDED, HOWEVER, that the Indemnitor may settle such Third Party Claim without the consent of the Indemnitee so long as the settlement (x) includes an unconditional release of the Indemnitee, in form and substance reasonably satisfactory to the Indemnitee, from the third party claimant, (y) does not impose any liabilities or obligations on the Indemnitee and (z) with respect to any non-monetary provision of any settlement of a claim in which Parent, Acquisition Subsidiary or the Surviving Company is the Indemnitee, does not impose conditions upon the Indemnitee which, in the Indemnitee's good faith judgment, could have a material adverse effect on the business, operations, assets, properties or prospects of the Indemnitee. No Third Party Claim which is being defended in good faith by the Indemnitee alone or jointly with the Indemnitor, shall be settled by the Indemnitee without the written consent of the Indemnitor, which consent shall not be unreasonably withheld; PROVIDED, HOWEVER, that the Indemnitee may settle such claim without the consent of the Indemnitor so long as the settlement (x) includes an unconditional release of the Indemnitor, in form and substance reasonably satisfactory to the Indemnitor, from the claim by the Indemnitee and the third party claimant and (y) does not impose any liabilities or obligations on the Indemnitor.

          8.5 BENSOL INDEMNIFICATION. Bensol hereby agrees that in the event that the Shareholders suffer any Losses as a result of a breach of any representation, warranty or covenant made by Parent, Acquisition Subsidiary or any Parent Subsidiary, then
(i) the Parent shall first have the right to offset, on a dollar for dollar basis, the amount of such Losses against $550,000 ("Setoff Amount") of the amount due from Parent to Bensol evidenced by various promissory notes ("Bensol Indebtedness"), and (ii) after the Setoff Amount has been used in full, Bensol agrees to surrender back to the Company up to 600,000 shares of Parent Common Stock. The right of offset shall apply whether or not the Shareholders assert a claim for indemnification. Bensol further agrees that for purposes of determining whether or not the Shareholders have suffered any Losses, the Material Adverse Effect qualifier contained in certain of the Parent's representations and warranties shall not apply with respect to such representation and warranty and the amount of Losses suffered by the Shareholders shall be determined as if such qualifier was not in the Agreement. Following the Closing, Bensol agrees to convert $150,000 of the Bensol Indebtedness into 600,000 shares of Parent Common Stock as part of and in connection with the Reg D Offering.

                                   ARTICLE IX
                                  FINDER'S FEES

          The Company and the Shareholders, on the one hand, and Parent and the Acquisition Subsidiary, on the other hand, represent and warrant to each other that they respectively have had no dealings with any finder, broker, financial advisor or investment banker in connection with the transactions contemplated by this Agreement, except that Parent has engaged LeCour Group Holdings, LLC to evaluate the fairness of the Merger to the Parent and its shareholders. The Shareholders will indemnify and hold Parent harmless from and against any and all liabilities (including but not limited to reasonable attorneys' fees) to which it or the Company may be subjected by reason of any compensation or amounts due or to become due to any finder's, broker's, financial advisor's, investment banker's or similar fee or commission with respect to the transactions contemplated by this Agreement to the extent such fee is attributable to any action undertaken by the Shareholders or the Company. Parent, Acquisition Company and Parent Subsidiaries shall jointly and severally indemnify and hold the Shareholders harmless from and against any and all liabilities (including but not limited to reasonable attorneys' fees) to which any of them may be subjected by reason of any finder's, broker's, financial advisor's, investment banker's or similar fee or commission with respect to the transactions contemplated by this Agreement to the extent such fee is attributable to any action undertaken by Parent or any Parent Subsidiary.

                                   ARTICLE X
                                     NOTICES

           Any notice required or permitted to be given by any party under this Agreement shall be given in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) on the next business day after delivery to a nationally recognized overnight courier service, (iii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day, or (iv) five days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address or facsimile number indicated below for such party or at such other address as such party may designate upon written notice to the other parties (except that notice of change of address shall be deemed given upon receipt).

          (a) In the case of Parent or Acquisition Subsidiary:

                     Critical Home Care, Inc.
                     762 Summa Avenue
                     Westbury, NY  11590
                     Attn:  David Bensol, CEO
                     Facsimile:           (516) 997-7611
                     Telephone:           (516) 997-1200

                     With a copy to:

                     Snow Becker Krauss P.C.
                     605 third Avenue
                     New York, NY  10158-0125
                     Attn:  Elliot H. Lutzker
                     Facsimile:           (212) 949-7052
                     Telephone:(212) 687-3860

          (b) In the case of the Company:

                     RKDA, Inc.
                     2709 Buckthorn Way
                     Naples, FL  34105
                     Attn:  John E. Elliott, II
                     Facsimile:(239) 435-9666
                     Telephone:(734) 516-2803

                     With a copy to:

                     Kerr, Russell and Weber, PLC
                     Detroit Center
                     500 Woodward Avenue, Suite 2500
                     Detroit, MI 48226-3427
                     Attn: Michael D. Gibson
                     Facsimile:313-961-0388
                     Telephone:313-961-0200

          (c) In the case of the Shareholders:

                     RKDA, Inc.
                     2709 Buckthorn Way
                     Naples, FL  34105
                     Attn:  John E. Elliott, II
                     Facsimile:(239) 435-9666
                     Telephone:(734) 516-2803

                     With a copy to:
                     Kerr, Russell and Weber, PLC
                     Detroit Center
                     500 Woodward Avenue

                     Suite 2500
                     Detroit, MI 48226-3427
                     Attn: Michael D. Gibson
                     Facsimile:313-961-0388
                     Telephone:313-961-0200

                                   ARTICLE XI
                                  MISCELLANEOUS

          11.1 EXPENSES. Parent and Acquisition Subsidiary shall pay all costs and expenses that they incur, and the Company shall pay all costs and expenses that the Company and Shareholders (if any) incur, respectively, including, but not limited to, legal, accounting, financial, advisory and investment banking fees and expenses, with respect to the negotiation and execution of this Agreement and any other documents or instruments to be executed and delivered pursuant hereto and the performance of any covenants to be performed by such party and satisfaction of any conditions to be satisfied by such party which are contained herein or therein. The provisions of this Section 11.1 shall survive the Closing.

          11.2 ENTIRE AGREEMENT. This Agreement, together with the Schedules and Exhibits, and the agreements, documents and instruments to be executed and delivered pursuant hereto, constitute the entire understanding and agreement by and among the parties hereto with respect to the subject matter hereof and supersede all prior negotiations, agreements and understandings among such parties with respect to the subject matter hereof.

          11.3 AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by an instrument in writing and signed by the party against whom such amendment or waiver is sought to be enforced. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party hereto, to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by any party hereto, preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

          11.4 SUCCESSORS AND ASSIGNS. Neither this Agreement nor any rights hereunder may be assigned by any party without the prior written consent of the other parties hereto. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

          11.5 GOVERNING LAW. This Agreement, including the validity hereof and the rights and obligations of the parties hereunder and all amendments and supplements hereof and all waivers and consents hereunder, shall be construed in accordance with and governed by the domestic substantive laws of the State of Michigan without giving effect to any choice of law or conflicts of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

          11.6 SEVERABILITY. If any provision of this Agreement, as applied to any part or to any circumstance, shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of such provision in any other circumstances or the validity or enforceability of this Agreement.

          11.7 NO THIRD-PARTY BENEFICIARIES. Nothing in this Agreement, express or implied, shall create or confer on any person other than the parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities, except as expressly provided herein.

          11.8 ATTORNEYS' FEES. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement or any other document or instrument to be executed or delivered pursuant hereto, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

          11.9 REMEDIES. In case any one or more of the covenants and/or agreements set forth in this Agreement shall have been breached by any party hereto, the party or parties entitled to the benefit of such covenants or agreements may, except as may otherwise be expressly provided in this Agreement, proceed to protect and enforce their rights either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement. The rights, powers and remedies of the parties under this Agreement are cumulative and not exclusive of any other right, power or remedy which such parties may have under any other agreement or law. No single or partial assertion or exercise of any right, power or remedy of a party hereunder shall preclude any other or further assertion or exercise thereof. From and after the Closing Date, the provisions contained in
Article XI herein shall be the sole and exclusive remedy for monetary damages arising out of or resulting from the breach of any representations or warranties made pursuant to Articles III, IV, V and VI of this Agreement, absent fraud or intentional misrepresentations.

          11.10 CAPTIONS. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          11.11 COUNTERPARTS. This Agreement may be executed by facsimile or counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

          11.12 CERTAIN REFERENCES. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The terms "herein", "hereof" or "hereunder" or similar terms as used in this Agreement refer to this entire Agreement and not to the particular provision in which the term is used. Unless otherwise stated, all references herein to Articles, Sections, subsections or other provisions are references to Articles, Sections, subsections or other provisions of this Agreement. All references to the term "business day" shall mean any day on which banking institutions in Indiana are not required or permitted to be closed.

          11.13 INTERPRETATION. This Agreement shall be construed reasonably to carry out its intent without presumption against or in favor of either party.

          11.14 CONSENT TO JURISDICTION. Each party, for itself, its personal representatives, legatees, heirs and assigns, hereby consents to the personal jurisdiction of the courts of the County of Oakland, State of Michigan and of the United States District Court for the Eastern District of Michigan, each as may have competent jurisdiction, with respect to any dispute or controversy arising under or in connection with this Agreement.

          11.15 MATERIAL ADVERSE EFFECT. As used in this Agreement, the term "Material Adverse Effect" means, (a) with respect to the Company or the Shareholders, any breach of a representation or warranty hereunder or a covenant to be performed by the Company or the Shareholders the effect of which is likely to cause the Company after the Closing to pay or become liable to pay more than One Hundred Thousand ($100,000) Dollars to remedy any single such event, violation, breach, default or termination (as the case may be) or more than Two Hundred Fifty Thousand ($250,000) Dollars in the aggregate for all such events, violations, breaches, defaults or terminations (as the case may be), and (b) with respect to Parent, any breach of a representation or warranty hereunder or a covenant to be performed by the Parent or Parent Subsidiaries the effect of which is likely to cause the Parent or the Company after the Merger or the Parent Subsidiaries to pay or become liable to pay more than One Hundred Thousand ($100,000) Dollars to remedy any single such event, violation, breach, default or termination (as the case may be) or more than Two Hundred Fifty Thousand ($250,000) Dollars in the aggregate for all such events, violations, breaches, defaults or terminations (as the case may be).

                          -- SIGNATURES ON NEXT PAGE --

           In witness whereof, the parties hereto have executed this Agreement as of the date first above written.



PARENT:                                           CRITICAL HOME CARE, INC.

                                                  By:  /s/ David Bensol
                                                     -------------------------
                                                     Name: David Bensol
                                                    Title: President

ACQUISITION SUBSIDIARY:                           CHC SUB, INC.

                                                  By:  /s/ David Bensol
                                                     -------------------------
                                                     Name: David Bensol
                                                     Title: President

COMPANY:                                          RKDA, INC.

                                                  By:  /s/ John E. Elliott, II
                                                     -------------------------
                                                     Name:  John E. Elliott, II
                                                     Title: President

SHAREHOLDERS:

                                                 /s/  John E. Elliott, II
                                              --------------------------------
                                              John E. Elliott, II, Individually

                                                /s/ Lawrence Kuhnert
                                              --------------------------------
                                              Lawrence Kuhnert, Individually

BENSOL:
                                              /s/ David Bensol
                                              ---------------------------------
                                              David Bensol, Individually

Attachment B

                                VOTING AGREEMENT

         THIS VOTING AGREEMENT is made and entered into this 7th day of May, 2004 by and among John E. Elliott, II ("Elliott"), Lawrence Kuhnert ("Kuhnert"), David Bensol ("Bensol"), Bradley Smith ("Smith"), and each of the undersigned shareholders of Critical Home Care, Inc. (collectively, "Reg D Investors").

         WHEREAS, Critical Home Care, Inc., a Nevada corporation ("CHC"), RKDA, Inc., a Michigan Corporation ("RKDA"), Elliott, Kuhnert and others entered into a certain Agreement and Plan of Merger of an even date hereof ("Merger Agreement") wherein RKDA agreed to merge with a wholly owned subsidiary of CHC, with RKDA being the surviving corporation;

         WHEREAS, pursuant to the terms and provisions of the Merger Agreement, Elliott and Kuhnert exchanged all of the shares of stock in RKDA owned by them for 21,300,000 shares of voting common stock of CHC;

         WHEREAS, Bensol, Smith and each of the Reg D Investors own voting securities in CHC;

         WHEREAS, as a material inducement to RKDA, Elliott and Kuhnert entering into the Merger Agreement and as a condition to RKDA, Elliott and Kuhnert consummating the transactions contemplated thereunder, Bensol, Smith and the Reg D Investors agreed to vote their securities, or cause their securities to be voted, for the election of directors of CHC in the manner set forth in this Voting Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements herein contained, and for other valuable consideration, the parties agree as follows:

         1. VOTING AGREEMENT BY ELLIOTT AND KUHNERT. Subject to applicable laws and regulations, Elliott and Kuhnert hereby agree that at each regular or special meeting of the shareholders of CHC that occurs during the term of this Agreement and at which the election of directors is submitted to the vote of the shareholders, each of them will vote all of the voting securities in CHC owned by them at the time of such vote for the same nominees to the Board of Directors of CHC.

         2. VOTING AGREEMENT BY BENSOL, SMITH AND REG D INVESTORS. Subject to applicable laws and regulations, Bensol, Smith and the Reg D Investors hereby agree that at each regular or special shareholder meeting that occurs during the term of this Voting Agreement and at which the election of directors is submitted to the vote of the shareholders, each of them will vote, or cause to be voted, all or a sufficient percentage of the voting securities owned by them, beneficially or of record, for all or some of the director nominees nominated by Elliott and Kuhnert so that at all times during the term of this Agreement a majority of the board of directors of CHC consists of individuals nominated by Elliott and Kuhnert. If at any time during the term of this Voting Agreement, either Elliott or Kuhnert (but not both) is a shareholder of CHC, then Bensol, Smith and each of the Reg D Investors agree that this Voting Agreement shall remain in full force and effect and that they shall vote their voting securities in such a manner so that a majority of the board of directors consists of individuals nominated by Elliott or Kuhnert, as applicable.

         3. TERM OF AGREEMENT. This Agreement shall become effective immediately upon the closing of the transactions contemplated by the Merger Agreement and shall continue in full force and effect until the earlier of: (a) the date that neither Elliott nor Kuhnert are executive officers of CHC, (b) the date that Elliott and Kuhnert fail to collectively own (beneficially or of record) at least ten (10%) percent of the outstanding voting securities of CHC, or (c) the expiration of the maximum period of time that applicable law allows for a voting agreement to remain in effect.

         4. STOCK LEGEND. Bensol, Smith and the Reg D Investors agree that so long as this Agreement remains in effect the Company may cause each certificate of stock or other voting security now owned or hereafter acquired by them to bear the following legend upon its face:

                     "THE RIGHT TO VOTE THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS LIMITED BY AND SUBJECT TO THE TERMS AND PROVISIONS OF A VOTING AGREEMENT BETWEEN THE OWNER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND OTHER STOCKHOLDERS OF THE COMPANY, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION. THE TERMS AND PROVISIONS OF THE VOTING AGREEMENT ARE BINDING UPON ANY AND ALL SUCCESSORS AND ASSIGNS AND SHALL REMAIN IN FULL FORCE AND EFFECT NOTWITHSTANDING THE SALE, TRANSFER, ASSIGNMENT, PLEDGE, HYPOTHICATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE."

         5. ACQUISITION OF ADDITIONAL SECURITIES. The terms and provisions of this Voting Agreement shall apply to any voting stock or other voting securities now owned or hereafter acquired by the parties hereto, however acquired, and all of such voting securities shall be subject to the terms and provisions of this Voting Agreement in the same manner as they apply to the voting securities owned by the parties at the time of their execution of this Voting Agreement.

         6. INJUNCTIVE RELIEF. It is expressly agreed and acknowledged that a loss arising from a breach of any provision under this Voting Agreement may not be reasonably and equitably compensated by money damages. Therefore, the parties agree that in the case of any such breach, the other party shall be entitled to injunctive, specific enforcement and/or other extraordinary relief, which relief shall be cumulative and in addition to any and all other remedies which may be available by law or equity.

         7. SUCCESSORS BOUND BY AGREEMENT. This Voting Agreement shall be binding upon each party's successors, assigns, heirs, beneficiaries, devisees, personal representatives, and successor trustees. The parties agree for themselves, their heirs, personal representatives and successors, to do all acts necessary to carry out the intents and purposes of this Voting Agreement.

         8. GOVERNING LAW. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Florida, notwithstanding the fact that any party is or may hereafter become domiciled in a different state.

         9. WAIVER. The waiver of a breach of any provision of this Voting Agreement by any party shall not operate or be construed as a waiver of any subsequent breach. Each and every right, remedy and power hereby granted to any party or allowed it by law shall be cumulative and not exclusive of any other.

         10. AMENDMENT OF AGREEMENT. This Voting Agreement may be altered or amended in any of its provisions only by the unanimous written agreement of parties.

         11. FURTHER ACTIONS. The parties agree to take all further actions and to execute and deliver any further documents and instruments as may be requested by legal counsel to the Company or otherwise necessary or appropriate in order to carry out and effectuate the terms and provisions of this Voting Agreement.

         12. INTERPRETATION OF AGREEMENT. Where appropriate in this Voting Agreement, words used in the singular shall include the plural and words used in the masculine shall include the feminine and the neuter.

         13. ENTIRE AGREEMENT. This Voting Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all other previous or contemporaneous communications, representations, understandings, agreements, negotiations and discussions, either oral or written, between or among the parties. The parties acknowledge and agree that there are no written or oral agreements, understandings or representations, directly or indirectly related to this Voting Agreement or any subject matter hereof, that are not set forth herein.

         14. COUNTERPARTS/FACSIMILE SIGNATURES. This Voting Agreement may be executed in a number of counterparts or facsimiles thereof, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

                            [SIGNATURES ON NEXT PAGE]

           IN WITNESS WHEREOF, the parties have executed this Voting Agreement effective the day and year first above written.


                                      /s/ John E. Elliott, II
                                     ------------------------------------------
                                     John E. Elliott, II


                                     /s/ Lawrence Kuhnert
                                     -------------------------------------------
                                     Lawrence Kuhnert


                                     /s/ David Bensol
                                     ------------------------------------------
                                     David Bensol


                                     /s/ Bradley Smith
                                     ------------------------------------------
                                     Bradley Smith

                                     "REG D INVESTORS"

                                     JANA PARTNERS

                                     By:
                                        ----------------------------------------

                                     Its:
                                         ---------------------------------------



                                     WEB FINANCIAL CORPORATION

                                     By:
                                        ----------------------------------------

                                     Its:
                                         ---------------------------------------



                                     NORTH SOUND LEGACY FUND LLC

                                     By:
                                        ----------------------------------------

                                     Its:
                                         ---------------------------------------



                                     NORTH SOUND LEGACY INSTITUTIONAL FUND LLC

                                     By:
                                        ----------------------------------------

                                     Its:
                                         ---------------------------------------


                                     NORTH SOUND LEGACY INTERNATIONAL LTD

                                     By:
                                        ----------------------------------------

                                     Its:
                                         ---------------------------------------

Attachment C

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("1933 ACT") OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE 1933 ACT AND ANY APPLiCABLE STATE SECURITIES LAWS.

                       CLASS A WARRANT TO PURCHASE SHARES
                                OF THE STOCK OF
                            CRITICAL HOME CARE, INC.
                   (Void after Expiration Date - May 4, 2011)

     This certifies that Lawrence Kuhnert, or his successors or assigns ("HOLDER") for value received, shall be entitled to purchase from Critical Home Care, Inc., a Nevada corporation ("COMPANY"), having its principal place of business at 762 Summa Avenue, Westbury, New York 11590, 400,000 fully paid and non-assessable shares of the Company's common stock ("COMMON STOCK"), at an exercise price of $.50 per share ("EXERCISE PRICE").

     This Class A Warrant is identical to all other Class A Warrants issued in the Company's Private Placement of a minimum of $8 million and a maximum of $11 million issuable in shares of common stock, $.25 par value of the Company, being sold only to accredited investors, except for names and amounts and the cashless exercise provision of this Class A Warrant. The Holder is receiving this Warrant pursuant to the Agreement and Plan of Merger, among the Company, CHC Sub, Inc., RKDA, Inc., John E. Elliott II, David Bensol and the Holder.

     This Class A Warrant shall be exchangeable for shares at any time, or from time-to-time, up to and including 5:00 p.m. (local time) on May 4, 2011 ("EXPIRATION DATE"), upon the surrender to the Company at its principal place of business (or at such other location as the Company may advise the Holder in writing) of this Class A Warrant properly endorsed with a form of subscription in substantially the form attached hereto duly filled in and signed and, if applicable, upon payment in cash or by check of the aggregate Exercise Price for the number of shares for which this Class A Warrant is being exercised determined in accordance with the provisions hereof. The Exercise Price (unless exercised via cashless exercise method described in Section 1.3) and the number of shares of Common Stock purchasable hereunder are subject to adjustment as provided in Section 2 of this Class A Warrant.

1. Exercise; Issuance of Certificates; Payment for Shares.

1.1 General. This Class A Warrant is exercisable in full, or in part for 10,000 or more shares, at the option of the Holder of record at any time or from time to time, up, to the Expiration Date for all of the shares of Common Stock (but not for a fraction of a share) which may be purchased hereunder. In the case of the exercise of less than all of the Class A

     Warrants represented hereby, the Company shall cancel this Class A Warrant Certificate upon the surrender hereof and shall execute and deliver a new Class A Warrant Certificate or Class A Warrant Certificates of like tenor for the balance of such Class A Warrants. The Company agrees that the shares of Common Stock purchased under this Class A Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such shares as of the close of business on the date on which the exercise notice (attached hereto as Schedule A or B) is delivered to the Company via facsimile, provided however that in such case this Class A Warrant shall be surrendered to the Company within five (5) business days; Certificates for the shares of Common Stock so purchased, together with any other securities or property to which the Holder is entitled upon such exercise, shall be delivered to the Holder by the Company at the Company's expense within a reasonable time after the rights represented by this Class A Warrant have been so exercised, and in any event, within seven (7) days of such exercise. Each Common Stock certificate so delivered shall be in such denominations of 10,000 or more shares of Common Stock as may be requested by the Holder hereof and shall be registered on the Company's books in the name designated by such Holder; provided that no Holder of this Class A shall be permitted to exercise any warrants to the extent that such exercise would cause any Holder to be the beneficial owner of more than 5% of the then outstanding Company's Common Stock, at that given time. This limitation shall not be deemed to prevent any Holder from acquiring more than an aggregate of 5% of the Common Stock. so long as such Holder does not beneficially own, or have the right to beneficially own, more than 5% of Company's Common Stock at any given time.

1.2  EXERCISE FOR CASH

     This Class A Warrant may be exercised, in whole at any time or in part from time to time, commencing on the date hereof and prior to 5:00 P.M., New York time, on May 4, 2011, by the Holder by the facsimile delivery of the exercise notice, as attached hereto, on the date of the exercise and by surrender of this Class A Warrant within (5) business date from the exercise day at the address set forth hereof, together with proper payment of the aggregate purchase price payable hereunder for the Class A Warrant Shares ("Aggregate Warrant Price"), or the proportionate part thereof if this Class A Warrant is exercised in part. Payment for the Class A Warrant Shares shall be made by wire, or check payable to the order of the Company. If this Class A Warrant is exercised in part, this Class A Warrant must be exercised for a number of whole shares of the Common Stock, and the Holder is entitled to receive a new Class A Warrant covering the Class A Warrant Shares which have not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Class A Warrant Shares. Upon such surrender of this Class A Warrant the Company will (a) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of the Common Stock to which the Holder shall be entitled and (b) deliver the other securities and properties receivable upon the exercise of this Class A Warrant, or the proportionate part thereof if this Class A Warrant is exercised in part, pursuant to the provisions of this Class A Warrant

1.3 SHARES TO BE FULLY PAID; RESERVATION OF SHARES. The Company covenants and agrees that all shares of Common Stock which may be issued upon the exercise of the rights represented by this Class A Warrant will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free of all taxes, liens and charges with respect to the issue thereof. The Holder has been advised and hereby acknowledges that the Company has not yet properly denied preemptive rights. Until such time as it holds the next annual shareholders meeting and properly denies preemptive rights, the shares of Common Stock issuable upon exercise of the Class A Warrants are not free from preemptive rights. The Company further covenants and agrees that, during the period within which the rights represented by this Class A Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Class A Warrant, a sufficient number of shares of authorized but unissued Common Stock, when and as required to provide for the exercise of the rights represented by this Class A Warrant The Company will take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock or other securities may be listed. The Company will not take any action which would result in any adjustment of the Exercise Price (as set forth in Section 2 hereof) if the total number of shares of Common Stock issuable after such action upon exercise of all outstanding warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then Issuable upon exercise of all options and upon the conversion of all convertible securities then outstanding, would exceed the total number of shares of Common Stock or Equity Securities then authorized by the Company's Articles of Incorporation ("Company Charter"}.

1.4 CASHLESS EXERCISE. This Class A Warrant may be exercised by surrender of the Class A Warrant without payment of any other consideration, commission or remuneration, by execution of the cashless exercise subscription form (attached as Schedule B). The number of shares to be issued in exchange for the Class A Warrant will be computed by subtracting the Exercise Price from the 4:00 PM New York Time closing bid price of the Company's Common Stock as quoted on Bloomberg quotation system ("Closing Bid") on the date of receipt of the cashless exercise subscription form, multiplying that amount by the number of shares represented by the Class A Warrant, and dividing by the Closing Bid price as of the same date.

2. DETERMINATION OR ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES. The Exercise Price and the number of shares purchasable upon the exercise of this Class A Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 2. Upon each adjustment of the Exercise Price, the Holder of this Class A Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

2.1 Subdivision or Combination of Common Stock. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

2.2 Dividends in Common Stock, Other Stock, Property, Reclassification. If at any time or from time to time the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Class A Warrant or into which such securities are convertible) shall have received or become entitled to receive, without payment therefor:

     2.2.1 Stock, Common Stock or any shares of stock or other securities which are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution,

     2.2.2 Any cash paid or payable otherwise than as a cash dividend, or

     2.2.3 Stock, Common Stock or additional stock or other securities or property (including cash) by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of Section 2.1 above), then and in each such case, the Holder hereof shall, upon the exercise of this Class A Warrant, be entitled to receive, in addition to the number of shares of Stock or Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in clause (2.2.2) above and this clause (2.2.3)) which such Holder would hold on the date of such exercise had he been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

2.3 Reorganization, Reclassification, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or other assets or property (an "ORGANIC CHANGE"), then, as a condition of such Organic Change, lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right, upon exercise of this Class A Warrant, to purchase and receive (in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Class A Warrant) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Class A Warrant. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Class A Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Class A Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The' Company will not effect any such. consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to the Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder, upon Holder's exercise of this Class A Warrant and payment of the purchase price in accordance with the terms hereof, such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

2.4      [Intentionally left blank]

         2.4.1 Except as hereinafter provided, if and whenever after the date of execution of this Class A Warrant, the Company shall issue or sell any shares of its Common Stock for a consideration per Share less than the equivalent per share Exercise Price in effect immediately prior to the time of such issue or sale, then forthwith the exercise price of this Class A

                  Warrant shall be reduced to the price (calculated to the nearest cent) which the Company received upon such issue or sale.

         2.4.2 Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be made upon (i) the issuance of up to 2,000,000 options and/or shares issuable pursuant to the Company's employee stock option plan in effect on the date hereof or the sale by the Company of any shares of Common Stock pursuant to the exercise of any such options, (ii) the sale by the Company of any shares of Common Stock pursuant to the exercise of any options or warrants and/or conversion of notes previously issued and outstanding on the date hereof, or
                  (iii) the issuance by the Company of any shares of Common Stock in connection with the Company's proposed acquisition of Arcadia Services, Inc. including, but not limited to, shares issued or issuable under the Agreement and Plan of Merger by and among the Company, RKDA, Inc., CHC Sub, Inc., David Bensol, John E. Elliott, II and Lawrence R. Kuhnert (collectively the "Shareholders"), the Employment Agreements of the Shareholders and the Stock Option Agreements issuable to the Shareholders.

         2.4.3 No adjustment of the exercise price, however, shall be made in an amount less than $.01 per Share, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $.01 per Share or more.

2.5 Certain Events. If any change in the outstanding Common Stock of the Company or any other event occurs as to which the other provisions of this Section 2 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder of the Class A Warrant in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Class A Warrant the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Class A Warrant upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as he would have owned had the Class A Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

2.6      Notices of Change.

         2.6.1 Upon any determination or adjustment in the number or class of shares subject to this Class A Warrant and of the Exercise Price, the Company shall give written notice thereof to the Holder, setting forth in reasonable detail and certifying the calculation of such determination or adjustment.

         2.6.2 The Company shall give written notice to the Holder at least 10 business days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

         2.6.3 The Company shall also give written notice to the Holder at least 20 days prior to the date on which an Organic Change shall take place.

3. ISSUE TAX. The issuance of certificates of shares of Common Stock upon the exercise of the Class A Warrant shall be made without charge to the Holder of the Class A Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Class A Warrant being exercised.

4. CLOSING OF BOOKS. The Company will at no time close its transfer books against the transfer of any warrant or of any shares of stock issued or issuable upon the exercise of any warrant in any manner which interferes with the timely exercise of this Class A Warrant.

5. NO VOTING OR DIVIDEND RIGHTS; LIMITATION OF LIABILITY. Nothing contained in this Class A Warrant shall be construed as conferring upon the Holder hereof the right to vote as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Class A Warrant, the interest represented hereby, or the shares purchasable hereunder until, and only to the extent that, this Class A Warrant shall have been exercised. The Holder of this Class A Warrant shall receive all notices as if a shareholder of the Company. No provisions hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

6. RIGHTS AND OBLIGATIONS SURVIVE EXERCISE OF WARRANT. The rights and obligations of the Company, of the Holder of this Class A Warrant and of the holder of shares of Common Stock issued upon exercise of this Class A Warrant, shall survive the exercise of this Class A Warrant.

7. Further Representations, Warranties and Covenants of the Company.

7.1 Articles and Bylaws. The Company has made available to Holder true, complete and correct copies of the Company Charter and Bylaws, as amended, through the date hereof.

7.2 Due Authority. The execution and delivery by the Company of this Class A Warrant and the performance of all obligations of the Company hereunder, including the issuance to Holder of the right to acquire the shares of Common Stock, have been duly authorized by all necessary corporate action on the part of the Company, and the Class A Warrant is not inconsistent with the Company Charter or Bylaws and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms.

7.3 Consents and Approvals. No consent or approval of, giving of notice to, registration with, or taking of any other action in respect of any state, federal or other governmental authority or agency is required with respect to the execution, delivery and performance by the Company of its obligations under this Class A Warrant, except for any filing required by applicable federal and state securities laws, which filing will be effective by the time required thereby.

7.4 Issued Securities. All issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. As described in the Memorandum under "Risk Factors-We need to reserve additional shares to satisfy preemptive rights of existing shareholders," until such time as the Company holds its annual shareholders meeting and properly denies preemptive rights. All outstanding shares of capital stock were issued in full compliance with all federal and state securities laws.

7.5 Exempt Transaction. Subject to the accuracy of the Holders representations in Section 8 hereof, the issuance of the Common Stock upon exercise of this Class A Warrant will constitute a transaction exempt from (i) the registration requirements of Section 5 of the Securities Act of 1933, as amended ("1933 ACF"), in reliance upon
         Section 4(2) thereof, or upon the applicable exemption under Regulation D, and (ii) the qualification requirements of the applicable state securities laws.

7.6 Compliance with Rule 144. At the written request of the Holder, proposing to sell Common Stock issuable upon the exercise of the Class A Warrant in compliance with Rule 144 promulgated by the Securities and Exchange Commission, the Company shall furnish to the Holder, within five (5) days after receipt of such request, a written statement confirming the Company's compliance with the filing requirements of the Securities and Exchange Commission as set forth in such Rule, as such Rule may be amended from time to time.

7.7 Registration. The shares of Common Stock underlying this Class A Warrant are subject to a Registration Rights Agreement dated as of the date hereof between the Company and the Holder, the terms of which are incorporated by reference herein.

8. Representations and Covenants of the Holder.

8.1 This Class A Warrant has been entered into by the Company in reliance upon the following representations and covenants of the Holder:

         8.1.1 Investment Purpose. The Class A Warrant or the Common Stock issuable upon exercise of the Class A Warrant will be acquired for investment and not with a view to the sale or distribution of any part thereof, and the Holder has no present intention of selling or engaging in any public distribution of the same except pursuant to a registration or exemption,

         8.1.2 Private Issue. The Holder understands (i) that the Class A Warrant and the Common Stock issuable upon exercise of this Class A Warrant are not registered under the 1933 Act or qualified under applicable state securities laws on the ground that the issuance contemplated by this Class A Warrant will be exempt from the registration and qualifications requirements thereof, and (ii) that the Company's reliance on such exemption is predicated on the representations set forth in this Section 8.

         8.1.3 Disposition of Holders Rights. In no event will the Holder make a disposition of the Class A Warrant or the Common Stock issuable upon exercise of the Class A Warrant unless and until
                  (i) it shall have notified the Company of the proposed disposition, and (ii) if requested by the Company, it shall have furnished the Company with an opinion of counsel (which counsel may either be inside or outside counsel to the Holder) satisfactory to the Company and its counsel to the effect that
                  (A) appropriate action necessary for compliance with the 1933 Act has been taken, or (B) an exemption from the registration requirements of the 1933 Act is available. Notwithstanding the foregoing, the restrictions imposed upon the transferability of any of its rights to acquire Common Stock issuable on the exercise of such rights do not apply to transfers from the beneficial owner of any of the aforementioned securities to its nominee or from such nominee to its beneficial owner, and shall terminate as to any particular share of stock when (1) such security shall have been effectively registered under the 1933 Act and sold by the Holder thereof in accordance with such registration or (2) such security shall have been sold without registration in compliance with Rule 144 under the 1933 Act, or (3) a letter shall have been issued to the Holder at its request by the staff of the Securities and Exchange Commission or a ruling shall have been issued to the Holder at its request by such Commission stating that no action shall be recommended by such staff or taken by such Commission, as the case may be, if such security is transferred without registration under the 1933 Act in accordance with the conditions set forth in such letter or ruling and such letter or ruling specifies that no subsequent restrictions on transfer are required. Whenever the restrictions imposed hereunder shall terminate, as hereinabove provided, the Holder or holder of a share of stock then outstanding as to which such restrictions have terminated shall be entitled to receive from the Company, without expense to such Holder, one or more new certificates for the Class A Warrant or for such shares of stock not bearing any restrictive legend.

         8.1.4 Financial Risk, The Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment.

         8.1.5 Risk of No Registration. The Holder understands that if the Company does not file reports pursuant to Section 15( d) and/or Section 12(g), of the Securities Exchange Act of 1934 ("1934 ACF"), or if a registration statement covering the securities under the 1933 Act is not in effect when it desires to sell (i) the Class A Warrant, or (ii) the Common Stock issuable upon exercise of the Class A Warrant, it may be required to hold such securities for an indefinite period. The Holder also understands that any sale of the Class A Warrant or the Common Stock issuable upon exercise of the Class A Warrant which might be made by it in reliance upon Rule 144 under the 1933 Act may be made only in accordance with the terms and conditions of that Rule.

         8.1.6 Accredited Investor. The Holder is an "accredited investor" within the meaning of Regulation 0 promulgated under the 1933 Act.

9. MODIFICATION AND WAIVER. This Class A Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

10. NOTICES. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given upon (i) personal delivery, against written receipt thereof, (ii) delivery via facsimile or email as set forth below (iii) two business days after deposit with Federal Express or another nationally recognized overnight courier service, or (iv) five business days after being forwarded, postage paid, via certified or registered mail, return receipt requested, addressed to each of the other parties thereunto entitled at the following addresses, or at such other addresses as a party may designate by ten days advance written notice.

11. BINDING EFFECT ON SUCCESSORS. As provided in Section 2.3 above, this Class A Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets. All of the obligations of the Company relating to the Common Stock issuable upon the exercise of this Class A Warrant shall survive the exercise and termination of this Class A Warrant All of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the Holder hereof.

12. DESCRIPTIVE HEADINGS AND GOVERNING LAW. The description headings of the several sections and paragraphs of this Class A Warrant are inserted for convenience only and do not constitute a part of this Class A Warrant. This Class A Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by the laws of the State of Nevada.

13. LOST WARRANTS. The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Class A Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Class A Warrant, the Company, at its expense, will make and deliver a new Class A Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Class A Warrant.

14. FRACTIONAl SHARES. No fractional shares shall be issued upon exercise of this Class A Warrant The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to such fraction multiplied by the then effective Exercise Price.

          IN WITNESS WHEREOF, the Company has caused this Class A Warrant to be duly executed by its officers, thereunto duly authorized this 5th day of May, 2004.

                                  Critical Home Care, Inc.,
                                  a Nevada corporation

                                  By:  /s/ David Bensol
                                     ----------------------------------------
                                     NAME:  David Bensol
                                     Title: Chairman, Chief Executive Officer
                                     and President

                                 Address: 762 Summa Avenue
                                          Westbury, New York 11590

                                    Phone: (516) 997-1200
                                    Fax: (516) 997-7611

                                   SCHEDULE A

                               SUBSCRIPTION FORM

Date:___________________, _____

Critical Home Care, Inc. - Attn: President

ladies and Gentlemen:

         The undersigned hereby elects to exercise the Class A Warrant issued to it by Critical Home Care, Inc. ("COMPANY") and dated May 5, 2004, ("WARRANT") and to purchase thereunder _____________________________ shares of the Common Stock of the Company ("SHARES") at a purchase price of ___________________ {$___________ ) per Share or an aggregate purchase price of ______________ Dollars ($____________) ("EXERCISE PRICE").

         The undersigned hereby elects to convert ____________________ percent (___%) of the value of the Warrant pursuant to the provisions of Section 1.2 of the Warrant.

         Pursuant to the terms of the Warrant, the undersigned has delivered the Exercise Price herewith in full in cash or by certified check or wire transfer.

                                        Very truly yours,

                                   ASSIGNMENT

                          To Be Executed by the Holder
                          in Order to Assign Warrants

FOR VALUE RECEIVED,

__________________________________________________________________hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER

                  _____________________________________________
                  _____________________________________________
                  _____________________________________________
                    [please print or type name and address}

___________________________ of the Class A Warrants represented by this Class A Warrant Certificate, and hereby irrevocably constitutes and appoints ________________________________ Attorney to transfer this Class A Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated: _________________________                 x __________________________
                                                   Signature Guaranteed

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CLASS A WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE OR MIDWEST STOCK EXCHANGE.

                                   SCHEDULE B

                         CASHLESS EXERCISE SUBSCRIPTION

         The undersigned ______________________ pursuant to the provisions of the foregoing Class A Warrant. hereby agrees to subscribe to that number of shares of stock of CRITICAL HOME CARE, INC. as are issuable in accordance with the formula set forth in Section 1.4 of the Warrant, and makes payment therefore in full by surrender and delivery of this Class A Warrant.

Number of Class A Warrants Exercised: __________

Number of underlying Common Shares: __________

Dated:                                          Signature:

                                                Address:

Attachment D

                             STOCK OPTION AGREEMENT

           THIS STOCK OPTION AGREEMENT is made and entered into this 7th day of May, 2004 by and between Critical Home Care, Inc., a Nevada corporation (the "Company") and Lawrence Kuhnert ("Executive").

                               W I T N E S E T H :

           WHEREAS, Executive is a key employee of the Company;

           WHEREAS, the Board of Directors ("Board") of the Company believes it is in the best interests of Company and its shareholders to grant Executive options to acquire voting common stock of the Company pursuant to and in accordance with the terms of this Agreement;

           NOW, THEREFORE, in consideration of the above premises, Company and Executive agree as follows:

           1. GRANT OF STOCK OPTIONS. Subject to the terms and conditions set forth in this Agreement, Executive is hereby granted six (6) separate stock options ("Option" or "Options") to acquire up to four million (4,000,000) shares ("Option Shares") of Company voting common stock as set forth below.

                                       NUMBER OF SHARES SUBJECT TO THE OPTION

          Option #1                                      500,000
          Option #2                                      500,000
          Option #3                                      500,000
          Option #4                                      500,000
          Option #5                                    1,000,000
          Option #6                                    1,000,000



         2. EXERCISE PRICE. The exercise price ("Exercise Price") under each Option shall be $.25 per Option Share.

         3. VESTING OF OPTIONS. The Options may not be exercised until such time that the Options become vested. Except as otherwise provided herein, the Options shall vest, and be exercisable by Executive, as follows ("Vesting Date"):

                     Option #1                 If the Company's Adjusted
                                               EBITDA (as hereinafter defined)
                                               for fiscal year 2006 is equal to
                                               or exceeds Ten Million Seven
                                               Hundred Thousand ($10,700,000)
                                               Dollars, then Option #1 shall
                                               immediately vest in its entirety.

                     Option #2                 If the Company's Adjusted
                                               EBITDA for fiscal year 2006 is
                                               equal to or exceeds Eleven
                                               Million ($11,000,000) Dollars,
                                               then Option #2 shall immediately
                                               vest in its entirety.

                     Option #3                 If the Company's Adjusted
                                               EBITDA for fiscal year 2007 is
                                               equal to or exceeds Thirteen
                                               Million Five Hundred Thousand
                                               ($13,500,000) Dollars, then
                                               Option #3 shall immediately vest
                                               in its entirety.

                     Option #4                 If the Company's Adjusted
                                               EBITDA for fiscal year 2007 is
                                               equal to or exceeds Fourteen
                                               Million ($14,000,000) Dollars,
                                               then Option #4 shall immediately
                                               vest in its entirety.

                     Option #5                 If the Company's Adjusted
                                               EBITDA for fiscal year 2008 is
                                               equal to or exceeds Seventeen
                                               Million Five Hundred Thousand
                                               ($17,500,000) Dollars, then
                                               Option #5 shall immediately vest
                                               in its entirety.

                     Option #6                 If the Company's EBITDA for
                                               fiscal year 2008 is equal to or
                                               exceeds Eighteen Million Five
                                               Hundred Thousand ($18,500,000)
                                               Dollars, then Option #6 shall
                                               immediately vest in its entirety.


Notwithstanding the foregoing, all unvested Options (that have otherwise been terminated under Section 6(b)) shall immediately vest and be fully exercisable by Executive if (a) Executive's employment with the Company is terminated by the Company for any reason other than For Cause (as defined in the Employment Agreement between the Company and Executive, "Employment Agreement); (b) Executive terminates his employment with the Company for Good Reason (as defined in the Employment Agreement); or (c) the Company undergoes a Change of Control (as defined in the Company's 2002 Stock Option Plan).

         4. EXERCISE OF OPTIONS. Except as otherwise provided in this Agreement, Executive may exercise a vested Option with respect to all or part of the Option Shares subject to such Option as follows:

                  (a) As long as Executive is employed by the Company, then Executive may exercise a vested Option any time following the Vesting Date for such Option;

                  (b) If Executive's employment with the Company is terminated for any reason, then Executive (or the personal representative of his estate) may exercise a vested Option at any time during the one (1) year period following the date of Executive's termination of employment.

Executive (or the personal representative of his estate) shall exercise an Option by delivering written notice of such exercise ("Exercise Notice") to the Board. The Exercise Notice shall specify the Option being exercised and the number of Option Shares being purchased, and shall be accompanied with payment in full for the Option Shares being acquired.

                  5. ADJUSTED EBITDA. For purposes of this Agreement, the term "Adjusted EBITDA" means the Company's earnings before interest, taxes, depreciation and amortization (including any write down of goodwill) as determined by the Company's independent certified public account using generally accepted accounting principles, plus the amount of compensation expense deducted by the Company on account of the issuance of any stock (including restricted stock) or the issuance or exercise of any stock options (including the Options), warrants or similar instruments that can be converted into common stock of the Company.

                  6. TERMINATION OF OPTIONS.

                           (a) Vested Options shall terminate and expire if
                  Executive (or the personal representative of his estate) fails to timely exercise such vested Options as provided under this Agreement;

                           (b) Unvested Options shall terminate and expire as
                  follows:

                                    (i) If the Company fails to achieve the
                           EBIDTA target set forth in Section 3 above with respect to such Option;

                                    (ii) If Executive voluntarily terminates his
                           employment with the Company for any reason other than for Good Reason; or

                                    (iii) If Executive's employment with the
                           Company is terminated by the Company for Cause (as defined in the Employment Agreement).

         7. CHANGES IN CAPITALIZATION. Subject to any required action by the stockholders of the Company, the number of Option Shares covered by the Options, as well as the Exercise Price, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Stock of the Company resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the Stock, or any other increase or decrease in the number of issued shares of Stock effected without receipt of consideration by the Company. Such adjustment shall be made in good faith by the Board, whose determination in that respect shall be final, binding and conclusive.

         8. WITHHOLDING. As a condition to the exercise of an Option, Executive shall remit to the Company such payment as requested by the Company in order to allow the Company to remit all federal, state and local withholding taxes required with respect to the exercise of the Option. The Executive hereby further agrees that the Company may, at its option, deduct from his salary, bonus and/or any other payment of any kind due to the Executive, the amount of any federal, state or local taxes required by law to be withheld with respect to the exercise of the Option.

         9. REGISTRATION OF OPTION SHARES. Company agrees to use its best efforts to file and cause to become effective within six (6) months following Executive's exercise of an Option registration statements under the Securities Act of 1933 registering the Option Shares acquired by Executive for public resale.

         10. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each counterpart of which will be regarded for all purposes as an original.

         11. GOVERNING LAW. This Agreement, including the validity hereof and the rights and obligations of the parties hereunder and all amendments and supplements hereof and all waivers and consents hereunder, shall be construed in accordance with and governed by the domestic substantive laws of the State of Florida without giving effect to any choice of law or conflicts of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

         12. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all other previous or contemporaneous communications, representations, understandings, agreements, negotiations and discussions, either oral or written, between the parties. There are no oral or other agreements representations or understandings of the parties not expressly set forth herein.

         13. AMENDMENT OF AGREEMENT. This Agreement may be altered or amended in any of its provisions only by the mutual written agreement of the Executive and an officer duly appointed by resolution of the Board.

         14. WAIVER. The waiver of a breach of any provision of this Agreement by any party shall not operate or be construed as a waiver of any subsequent breach. Each and every right, remedy and power granted herein to any party or allowed by law or equity shall be cumulative and not exclusive of any other.

         15. SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

         16. INTERPRETATION OF AGREEMENT. Where appropriate in this Agreement, words used in the singular shall include the plural, and words used in the masculine shall include the feminine and neuter. All headings which are used in this Agreement are for the convenience of the reader only and shall not be used to limit or construe any of the provisions hereof.

           The parties hereto have executed this Agreement on the date first written above.



                             "COMPANY"

                             CRITICAL HOME CARE, INC., a Nevada corporation

                             By:  /S/ David Bensol
                                ------------------------------------------------

                             Its:  President
                                 -----------------------------------------------



                             "EXECUTIVE"


                             /s/ Lawrence Kuhnert
                             ---------------------------------------------------
                             Lawrence Kuhnert

Attachment E

                                ESCROW AGREEMENT

         THIS ESCROW AGREEMENT ("Agreement") is made as of May 7, 2004, by and among Critical Home Care, Inc., a Nevada corporation (the "Corporation"), John
E. Elliott II ("Elliott"), Lawrence Kuhnert ("Kuhnert") and Nathan Neuman & Nathan, P.C. ("Escrow Agent"). Elliott and Kuhnert are hereinafter each referred to as a "Seller" and collectively referred to as the "Sellers".


                                 R E C I T A L S

           WHEREAS, Corporation and Sellers and others are parties to a certain Agreement and Plan of Merger dated May 7, 2004 ("Merger Agreement");

         WHEREAS, pursuant to the Merger Agreement, Sellers received a total of 21,300,000 shares of common stock of Corporation ("Merger Consideration") in exchange for all of their common stock in RDKA, Inc. ("RDKA");

           WHEREAS, pursuant to Section 2.2 of the Merger Agreement, a copy of which is attached hereto as Exhibit "A", Sellers agreed that 10,000,000 shares ("Escrowed Shares") of the Merger Consideration received by Sellers would be subject to forfeiture in the event that certain earnings targets were not achieved by RDKA, its subsidiary Arcadia Services, Inc., and its affiliate SSAC, LLC for the twelve month period ending March 31, 2006 and the twelve month period ending March 31, 2007;

           WHEREAS, Escrow Agent is willing to hold, administer and distribute the Escrowed Shares in accordance with the terms of this Agreement.

                                A G R E E M E N T

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and with the intent to be legally bound hereby, the parties hereby agree as follows:

         1. APPOINTMENT OF ESCROW AGENT. Corporation and Sellers hereby appoint the Escrow Agent to serve as escrow agent and to hold, administer and distribute the Escrowed Shares as provided hereunder, and Escrow Agent agrees to act as the Escrow Agent and to perform the services required hereunder.

         2. DEPOSIT OF ESCROWED SHARES. Upon receipt of the Merger Consideration, each Seller shall deliver to Escrow Agent the number of Escrowed Shares set forth below, together with a Stock Power executed in blank. Escrow Agent agrees to hold, administer and distribute the Escrowed Shares in the manner set forth in this Agreement.

                     SELLER                              # OF ESCROWED SHARES
                     ------                              --------------------

                     Elliott                                  6,000,000

                     Kuhnert                                  4,000,000


         3. RELEASE OF ESCROWED SHARES. The Escrow Agent shall release the Escrowed Shares to the Sellers or Company, as applicable, upon the delivery of any of the following written directions to Escrow Agent:

                  (a) A joint written instruction executed by the Sellers and Corporation directing Escrow Agent to deliver to Sellers or Corporation, as applicable, all or such part of the Escrowed Shares specified in the written instruction, which written instruction shall be delivered to Escrow Agent at each of the following times:

                           (i) within twenty (20) days following the completion
                  of the financial audit of the Corporation for fiscal year
                  2005;


                           (ii) within twenty (20) days following the completion
                  of the financial audit for fiscal year 2006;

                           (iii) at any time during if the Corporation's common
                  stock price on the NASD OTC Bulletin Board (or any other stock exchange) is either (A) one dollar ($1.00) per share for thirty (30) consecutive trading days, or (B) the average closing price for the Corporation's common stock price for any forty-five (45) consecutive trading days is one ($1.00) per share;

                  (b) A written instruction executed by the Sellers or Corporation, attaching a final and nonappealable order from a court of competent jurisdiction directing Escrow Agent to deliver to the Sellers or Company, as applicable, all or such part of the Escrowed Shares as is specified in the order.

         3. SHAREHOLDER RIGHTS. Notwithstanding anything contained in this Agreement to the contrary, (i) all of the Escrowed Shares shall constitute issued and outstanding shares of Company stock, (ii) the Sellers shall be entitled to receive immediately (and not paid into escrow) any dividends payable with respect to such Escrowed Shares in the same manner as if such Escrowed Shares were not subject to this Agreement, and (iii) Sellers (or their authorized agent) shall have the right to vote the Escrow Shares on all matters required by law to be submitted or are otherwise submitted to the vote of the shareholders of the Company in the same manner as if such Escrowed Shares were not subject to this Agreement. If any dividends on the Escrowed Shares are paid over to the Escrow Agent, then the Escrow Agent shall promptly distribute such dividends to the Sellers on a pro rata basis.

         4. TRANSFER OF ESCROWED SHARES. Sellers shall not have the right to sell, assign, transfer, or convey any part of the Escrowed Shares as long as such shares remain subject to this Agreement.

         5. COMPENSATION. The Corporation shall pay the Escrow Agent the sum of $1,250 in consideration of the Escrow Agent's services hereunder. In addition, the Corporation shall pay or reimburse Escrow Agent for all reasonable expenses, disbursements and advances, including reasonable attorneys' fees, incurred by Escrow Agent in connection with carrying out its duties under this Agreement.

         5. LEGAL COUNSEL. Escrow Agent may employ such legal counsel and other experts as it reasonably may deem necessary to retain for advice in connection with its obligations hereunder, may rely upon the advice of such counsel or experts and may pay such counsel or experts reasonable compensation therefor.

         6. RESIGNATION. Escrow Agent may resign from its duties hereunder at any time by giving written notice of such resignation to the Corporation and Sellers. The resignation shall be effective on the date specified by the Escrow Agent in the written notice, but in no event less than forty five (45) days after the giving of such notice. Promptly after such notice, a successor escrow agent shall be appointed by mutual agreement of Corporation and Sellers. Escrow Agent agrees to continue to serve until its successor accepts the escrow and receives the Escrowed Shares. If a successor Escrow Agent has not been appointed or has been appointed but has not accepted such appointment by the end of the 45-day period, Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent, and the costs, expenses and reasonable attorneys' fees that are incurred in connection with such proceeding shall be paid the Corporation.

         7. LIABILITY. Escrow Agent undertakes to perform only such duties as are specifically set forth herein. The duties of Escrow Agent are intended to be purely ministerial in nature, and it shall not incur any liability whatsoever, except for Escrow Agent's willful misconduct or gross negligence. Escrow Agent shall not have any responsibility for the genuineness or validity of any document or other item deposited with it or of any signature thereon and shall not have any liability for acting in accordance with any written instructions or certificates given to it hereunder and believed by it to be signed by the proper parties. Escrow Agent, when acting or refraining from acting in good faith, shall be entitled to rely conclusively upon (i) any written notice, instrument or signature believed by it to be genuine and to have been signed or presented by the proper party or parties duly authorized to do so hereunder, and (ii) the advice of legal counsel retained by it. Corporation and Sellers jointly and severally agree to hold Escrow Agent (and each of its officers, directors, employees and agents) harmless from, and indemnify Escrow Agent (and each of its officers, directors, employees and agents) against, any loss, liability, expense (including, without limitation, reasonable attorneys' fees and expenses), claim, suit, action, or demand arising out of or in connection with the Escrow Agent's execution of this Agreement and the performance of Escrow Agent's obligations under this Agreement, except for any of the foregoing arising out of the gross negligence or willful misconduct of Escrow Agent. The foregoing indemnification obligations in this Section shall survive the resignation and substitution of Escrow Agent and the termination of this Agreement. The costs and expenses of enforcing these rights of indemnification shall also be paid by the Corporation.

         8. CONTROVERSIES. If any controversy arises involving the Corporation, Sellers or any third person with respect to the subject matter of this Agreement, or if any situation not addressed under this Agreement arises or Escrow Agent is not directed how to act hereunder, Escrow Agent shall not determine the same or take any action with respect thereto, but shall await the final resolution of any such controversy, and in such event Escrow Agent shall not be liable for any damage incurred as a result of, or in connection with, such controversy. Furthermore, if in its sole, good faith judgment the Escrow Agent determines that it is confronted with conflicting demands with respect to the Escrowed Shares such that it risks incurring liability regardless of the action it takes or refrains from taking in connection with such demands, the Escrow Agent may, at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Corporation shall pay all legal fees incurred by Escrow Agent in connection any such interpleader action.

         9. DISCHARGE OF ESCROW AGENT. Escrow Agent agrees that Corporation and Sellers may, by mutual written agreement at any time, remove Escrow Agent, and substitute therefor a bank or trust company, in which event, upon receipt of written notice thereof, payment by the Corporation of any accrued but unpaid fees due Escrow Agent and reimbursement of Escrow Agent's other fees and expenses, Escrow Agent shall deliver the Escrowed Shares to such substituted escrow agent, and Escrow Agent shall thereafter be discharged from all liability hereunder except for any liability resulting from Escrow Agent's willful misconduct or gross negligence.

         10. NOTICES. Any notice required or permitted to be given by any party under this Agreement shall be given in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) on the next business day after delivery to a nationally recognized overnight courier service, (iii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day, or (iv) five days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address or facsimile number indicated below for such party or at such other address as such party may designate upon written notice to the other parties (except that notice of change of address shall be deemed given upon receipt)

                     (a) if to Corporation, addressed to

                               Critical Home Care, Inc.
                               762 Summa Avenue
                               Westbury, NY  11590
                               Attn:  President
                               Facsimile: (516) 997-7611

                     with a copy to:


                               Snow Becker Krauss P.C.
                               605 third Avenue
                               New York, NY  10158-0125
                               Attn:  Elliot H. Lutzker
                               Facsimile:  (212) 949-7052
                               Telephone: (212) 687-3860

                     (b) if to Sellers, then to :

                               John E. Elliott and Lawrence Kuhnert
                               2709 Buckthorn Way
                               Naples, FL  34105
                               Facsimile: (239) 435-9666

                     with a copy to:


                               Kerr, Russell and Weber
                               Detroit Center
                               500 Woodward Avenue
                               Suite 2500
                               Detroit, MI  48226-3406
                               Attention:  Michael D. Gibson
                               Fax:  (313) 961-0388

(c) if to Escrow Agent, then to: Nathan Neuman & Nathan. P.C. 29100 Northwestern Hwy. Franklin Center, Suite 260 Attention: Kenneth Nathan Fax:
                               (248) 351-0487

         11. TERMINATION OF AGREEMENT. This agreement shall continue in force until all of the Escrowed Shares have been properly delivered to the Sellers or Corporation, as applicable.

           12. HEADINGS. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the persons, firm or corporation may require in the context thereof.

           13. GOVERNING LAW. This Agreement, including the validity hereof and the rights and obligations of the parties hereunder and all amendments and supplements hereof and all waivers and consents hereunder, shall be construed in accordance with and governed by the domestic substantive laws of the State of Michigan without giving effect to any choice of law or conflicts of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

         14. COUNTERPARTS. This Agreement may be executed in any number of counterparts and facsimile signatures, each of which shall be deemed an original but all of which together shall constitute but one and the same instrument.

         15. AMENDMENTS AND WAIVERS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Corporation, Sellers and Escrow Agent. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

           IN WITNESS WHEREOF, the parties hereto have signed this Escrow Agreement as of the date first above written.

                                          "CORPORATION":

                                          CRITICAL HOME CARE, INC.

                                          By:
                                             -----------------------------------
                                          Name:
                                               ---------------------------------
                                          Title:
                                                --------------------------------


                                           "SELLERS"

                                           /s/ John E. Elliott, II
                                           ------------------------------------
                                           John E. Elliott, II

                                           /s/ Lawrence Kuhnert
                                           -----------------------------------
                                           Lawrence Kuhnert

                                           "ESCROW AGENT"

                                           By:
                                              ----------------------------------

                                   EXHIBIT "A"

                         SECTION 2.2 OF MERGER AGREEMENT

         2.2 ESCROW OF PARENT COMMON STOCK RECEIVED BY SHAREHOLDERS. Elliott and Kuhnert agree to escrow a total of 10,000,000 shares of Parent Common Stock received by them in connection with the Merger, on a pro rata basis ("Escrow Shares"). The Escrow Shares shall be released from escrow upon the Company meeting the following milestones:

                  (a) FISCAL 2006 EBITDA. Fifty percent (50%) of the Escrow Shares will be released within thirty (30) days following the completion of the audit for the twelve (12) month period ending March 31, 2006 ("FISCAL 2006") if the Company meets an "Adjusted EBITDA" of $9.7 Million for Fiscal 2006. "Adjusted EBITDA" for purposes of this
         Section 2.2 shall be determined as set forth in Schedule 2.2a.

                  (b) FISCAL 2007 EBITDA. The remaining fifty percent (50%) of the Escrow Shares will be released from escrow upon Company meeting Adjusted EBITDA of $12.5 Million for the twelve (12) month period ending March 31, 2007 ("FISCAL 2007").

                  (c) ALTERNATIVE RELEASE OF ESCROW SHARES. As an alternative to the release of Escrow Shares set forth in the previous two Subsections, all Escrow Shares shall be released in 2007, within thirty (30) days of completion of the audit for Fiscal 2007, if Company obtains a combined Adjusted EBITDA for Fiscal 2006 and Fiscal 2007 of $22.2 Million or greater.

                  (d) DEBT TO EBITDA RATIO. For any of the Escrow Shares to be released pursuant to Subsections 2.2a. or 2.2b., the Debt (as defined on Schedule 2.2d.) to Adjusted EBITDA ratio for the Company must be
         2.00 or less for Fiscal 2006, and 2.00 or less for Fiscal 2007. For this purpose, Debt shall only include the outstanding debt obligations owed by the Company (and its subsidiaries on a consolidated basis) to Comerica Bank (or its successor).

                  (e) FAILURE TO REACH ADJUSTED EBITDA NUMBERS. If Company fails to reach the Adjusted EBITDA numbers set forth in Subsections 2.2a. and 2.2b., then, subject to Subsection 2.2f., the Shareholders will forfeit in 2007 the applicable amount of Escrow Shares within sixty (60) days of completion of the audit for Fiscal 2007, unless the provisions of Subsection 2.2c. apply.

                  (f) ADDITIONAL MEANS OF OBTAINING ESCROW SHARES. Notwithstanding anything in this Agreement or otherwise to the contrary, Elliott and Kuhnert will receive, on a pro rata basis, 2,000,000 of the Escrow Shares if Parent's Common Stock price on the NASD OTC Bulletin Board (or any other exchange) at any time between the Closing Date and sixty (60) days after completion of the audit for Fiscal 2007 is either (i) at least one dollar ($1.00) per share for thirty (30) consecutive trading days; or (ii) the average closing price for any forty-five (45) consecutive trading days is at least one dollar ($1.00) per share. This provision shall apply even if the Adjusted EBITDA targets and Debt to Adjusted EBITDA ratios discussed above are not met in Fiscal 2006 and/or Fiscal 2007.

                  (g) RIGHTS WITH RESPECT TO ESCROW SHARES WHILE IN ESCROW. Notwithstanding anything contained in this Agreement to the contrary,
         (i) all of the Escrow Shares shall constitute issued and outstanding shares of Parent Common Stock, (ii) the Shareholders shall be entitled to receive immediately (and not paid into escrow) any dividends payable with respect to the Escrow Shares in the same manner as if such Escrow Shares were not subject to this Agreement and (iii) the Shareholders of the Escrow Shares (or their authorized agent) shall have the right to vote the



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

         Escrow Shares on all matters required by law to be submitted or are otherwise submitted to the vote of the shareholders of the Parent in the same manner as if such Escrow Shares were not subject to this Agreement.





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